English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2022 and 2021 and

Independent Auditors’ Review Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of comprehensive income of changes in equity, and of cash flows for the three months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of March 31, 2022 and 2021, its consolidated financial performance and its consolidated cash flows for the three months then ended March 31, 2022 and 2021, and in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

May 10, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2022 (Reviewed)		December 31, 2021 (Audited)		March 31, 2021 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,151,589,646	29	$1,064,990,192	29	$664,727,857	23
Financial assets at fair value through profit or loss (Note 7)	758,452	-	159,048	-	26,897	-
Financial assets at fair value through other comprehensive income (Note 8)	120,995,765	3	119,519,251	3	125,208,307	4
Financial assets at amortized cost (Note 9)	8,425,386	-	3,773,571	-	6,694,422	-
Hedging financial assets (Note 10)	286,824	-	13,468	-	64,349	-
Notes and accounts receivable, net (Note 11)	212,846,891	5	197,586,109	5	167,143,336	6
Receivables from related parties (Note 31)	581,010	-	715,324	-	335,572	-
Other receivables from related parties (Note 31)	58,165	-	61,531	-	52,591	-
Inventories (Note 12)	200,118,682	5	193,102,321	5	154,567,568	5
Other financial assets (Note 32)	16,243,656	1	16,630,611	1	15,131,465	1
Other current assets	10,333,155	-	10,521,481	-	5,834,459	-

Total current assets	1,722,237,632	43	1,607,072,907	43	1,139,786,823	39

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	6,011,937	-	5,887,892	-	4,401,224	-
Financial assets at amortized cost (Note 9)	15,605,898	-	1,533,391	-	4,434,410	-
Investments accounted for using equity method (Note 13)	24,119,008	1	21,963,418	1	20,294,816	1
Property, plant and equipment (Note 14)	2,104,330,654	53	1,975,118,704	53	1,658,551,290	57
Right-of-use assets (Note 15)	32,922,146	1	32,734,537	1	32,282,312	1
Intangible assets (Note 16)	25,620,051	1	26,821,697	1	25,012,688	1
Deferred income tax assets (Note 4)	53,903,541	1	49,153,886	1	31,254,225	1
Refundable deposits	4,073,354	-	2,624,854	-	1,193,924	-
Other noncurrent assets	3,852,446	-	2,592,169	-	1,919,749	-

Total noncurrent assets	2,270,439,035	57	2,118,430,548	57	1,779,344,638	61

TOTAL	$3,992,676,667	100	$3,725,503,455	100	$2,919,131,461	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 29)	$144,550,897	4	$114,921,333	3	$137,123,748	5
Financial liabilities at fair value through profit or loss (Note 7)	2,203,138	-	681,914	-	1,958,208	-
Hedging financial liabilities (Note 10)	-	-	9,642	-	-	-
Accounts payable	48,653,183	1	47,285,603	1	36,653,115	1
Payables to related parties (Note 31)	1,450,896	-	1,437,186	-	1,944,990	-
Salary and bonus payable	21,077,111	1	23,802,100	1	15,696,178	1
Accrued profit sharing bonus to employees and compensation to directors (Note 28)	48,766,534	1	36,524,741	1	44,149,585	1
Payables to contractors and equipment suppliers	122,915,512	3	145,742,148	4	109,037,744	4
Cash dividends payable (Note 20)	142,617,093	4	142,617,093	4	129,651,902	4
Income tax payable (Note 4)	87,693,132	2	59,647,152	2	74,018,602	3
Long-term liabilities - current portion (Notes 18, 19 and 29)	16,791,667	-	4,566,667	-	-	-
Accrued expenses and other current liabilities (Notes 15, 21, 29 and 31)	186,148,544	5	162,267,779	4	111,414,540	4

Total current liabilities	822,867,707	21	739,503,358	20	661,648,612	23

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 29)	629,650,221	16	610,070,652	16	276,838,303	10
Long-term bank loans (Notes 19 and 29)	3,087,714	-	3,309,131	-	2,623,824	-
Deferred income tax liabilities (Note 4)	1,899,315	-	1,873,877	-	1,895,572	-
Lease liabilities (Notes 15 and 29)	21,065,933	-	20,764,214	1	21,074,764	1
Net defined benefit liability (Note 4)	8,533,290	-	11,036,879	-	11,294,513	-
Guarantee deposits	706,708	-	686,762	-	349,500	-
Others (Note 21)	183,397,025	5	167,525,377	5	2,409,411	-

Total noncurrent liabilities	848,340,206	21	815,266,892	22	316,485,887	11

Total liabilities	1,671,207,913	42	1,554,770,250	42	978,134,499	34

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Notes 4 and 20)	259,317,675	6	259,303,805	7	259,303,805	9
Capital surplus (Notes 4, 20 and 27)	65,215,135	2	64,761,602	2	64,753,607	2
Retained earnings (Notes 4 and 20)
Appropriated as legal capital reserve	311,146,899	8	311,146,899	8	311,146,899	11
Appropriated as special capital reserve	62,608,515	1	59,304,212	2	54,679,873	2
Unappropriated earnings	1,664,506,123	42	1,536,378,550	41	1,297,445,035	44
	2,038,261,537	51	1,906,829,661	51	1,663,271,807	57
Others (Notes 4, 20 and 27)	(47,492,685)	(1)	(62,608,515)	(2)	(48,392,823)	(2)

Treasury shares (Notes 4 and 20)	(871,566)	-	-	-	-	-

Equity attributable to shareholders of the parent	2,314,430,096	58	2,168,286,553	58	1,938,936,396	66

NON - CONTROLLING INTERESTS	7,038,658	-	2,446,652	-	2,060,566	-

Total equity	2,321,468,754	58	2,170,733,205	58	1,940,996,962	66

TOTAL	$3,992,676,667	100	$3,725,503,455	100	$2,919,131,461	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%

NET REVENUE (Notes 21, 31 and 36)	$491,075,873	100	$362,410,230	100

COST OF REVENUE (Notes 12, 28 and 31)	217,872,707	44	172,570,800	48

GROSS PROFIT	273,203,166	56	189,839,430	52

OPERATING EXPENSES (Notes 28 and 31)
Research and development	36,048,540	7	30,756,358	8
General and administrative	10,500,027	2	6,524,245	2
Marketing	2,062,623	1	1,831,230	-

Total operating expenses	48,611,190	10	39,111,833	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 28)	(801,858)	-	(189,407)	-

INCOME FROM OPERATIONS (Note 36)	223,790,118	46	150,538,190	42

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,725,490	-	1,267,112	-
Interest income (Note 22)	1,673,879	-	1,460,904	-
Other income	308,383	-	308,084	-
Foreign exchange gain, net (Note 34)	1,742,888	-	5,473,989	2
Finance costs (Note 23)	(2,140,766)	-	(772,095)	-
Other gains and losses, net (Note 24)	(268,296)	-	(3,211,795)	(1)

Total non-operating income and expenses	3,041,578	-	4,526,199	1

INCOME BEFORE INCOME TAX	226,831,696	46	155,064,389	43

INCOME TAX EXPENSE (Notes 4 and 25)	23,958,322	5	15,325,640	4

NET INCOME	202,873,374	41	139,738,749	39

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 20 and 25)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in equity instruments at fair value through other comprehensive income	$315,959	-	$(109,189)	-
Loss on hedging instruments	-	-	(41,416)	-
Share of other comprehensive income of associates	43,839	-	8,147	-
Income tax expense related to items that will not be reclassified subsequently	(15)	-	(55,771)	-

	359,783	-	(198,229)	-

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	19,345,591	4	7,805,805	2
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(5,105,144)	(1)	(1,666,021)	(1)
Gain on hedging instruments	693,828	-	-	-
Share of other comprehensive income of associates	164,459	-	25,455	-
Income tax expense related to items that may be reclassified subsequently	(47,300)	-	-	-

	15,051,434	3	6,165,239	1

Other comprehensive income for the period, net of income tax	15,411,217	3	5,967,010	1

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$218,284,591	44	$145,705,759	40

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$202,732,975	41	$139,690,493	39
Non-controlling interests	140,399	-	48,256	-

	$202,873,374	41	$139,738,749	39

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022		2021
	Amount	%	Amount	%

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$218,283,654	44	$145,657,311	40
Non-controlling interests	937	-	48,448	-

	$218,284,591	44	$145,705,759	40

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$7.82		$5.39
Diluted earnings per share	$7.82		$5.39

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$2,170,733,205

Appropriations of earnings
Special capital reserve	-	-	-	-	3,304,303	(3,304,303)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(71,308,546)	(71,308,546)	-	-	-	-	-	-	(71,308,546)	-	(71,308,546)
Total	-	-	-	-	3,304,303	(74,612,849)	(71,308,546)	-	-	-	-	-	-	(71,308,546)	-	(71,308,546)

Net income for the three months ended March 31, 2022	-	-	-	-	-	202,732,975	202,732,975	-	-	-	-	-	-	202,732,975	140,399	202,873,374

Other comprehensive income (loss) for the three months ended March 31, 2022, net of income tax	-	-	-	-	-	-	-	19,649,475	(4,778,602)	679,806	-	15,550,679	-	15,550,679	(139,462)	15,411,217

Total comprehensive income (loss) for the three months ended March 31, 2022	-	-	-	-	-	202,732,975	202,732,975	19,649,475	(4,778,602)	679,806	-	15,550,679	-	218,283,654	937	218,284,591

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(425,224)	(425,224)	-	26,675	-	26,675

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	7,447	7,447	-	(7,447)	-	-	(7,447)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(2,178)	-	(2,178)	-	(2,178)	-	(2,178)

Adjustments to share of changes in equities of associates	-	-	30	-	-	-	-	-	-	-	-	-	-	30	-	30

From share of changes in equities of subsidiaries	-	-	15,474	-	-	-	-	-	-	-	-	-	-	15,474	4,587,381	4,602,855

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,688	3,688

BALANCE, MARCH 31, 2022	25,931,767	$259,317,675	$65,215,135	$311,146,899	$62,608,515	$1,664,506,123	$2,038,261,537	$(43,653,886)	$(4,211,739)	$798,164	$(425,224)	$(47,492,685)	$(871,566)	$2,314,430,096	$7,038,658	$2,321,468,754

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$-	$1,849,657,256	$964,743	$1,850,621,999

Appropriations of earnings	-
Special capital reserve	-	-	-	-	12,420,727	(12,420,727)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(64,825,951)	(64,825,951)	-	-	-	-	-	-	(64,825,951)	-	(64,825,951)
Total	-	-	-	-	12,420,727	(77,246,678)	(64,825,951)	-	-	-	-	-	-	(64,825,951)	-	(64,825,951)

Net income for the three months ended March 31, 2021	-	-	-	-	-	139,690,493	139,690,493	-	-	-	-	-	-	139,690,493	48,256	139,738,749

Other comprehensive income (loss) for the three months ended March 31, 2021, net of income tax	-	-	-	-	-	-	-	7,831,185	(1,822,951)	(41,416)	-	5,966,818	-	5,966,818	192	5,967,010

Total comprehensive income (loss) for the three months ended March 31, 2021	-	-	-	-	-	139,690,493	139,690,493	7,831,185	(1,822,951)	(41,416)	-	5,966,818	-	145,657,311	48,448	145,705,759

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(278,816)	(278,816)	-	278,816	-	-	278,816	-	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	41,416	-	41,416	-	41,416	-	41,416

Adjustments to share of changes in equities of associates	-	-	82	-	-	-	-	-	-	-	-	-	-	82	-	82

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	-	8,406,282	1,045,516	9,451,798

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,704	1,704

Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	155	155

BALANCE, MARCH 31, 2021	25,930,380	$259,303,805	$64,753,607	$311,146,899	$54,679,873	$1,297,445,035	$1,663,271,807	$(49,170,442)	$777,619	$-	$-	$(48,392,823)	$-	$1,938,936,396	$2,060,566	$1,940,996,962

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$226,831,696	$155,064,389
Adjustments for:
Depreciation expense	108,934,265	98,972,867
Amortization expense	2,167,798	1,927,451
Expected credit losses recognized (reversal) on investments in debt instruments	11,768	(497)
Finance costs	2,140,766	772,095
Share of profits of associates	(1,725,490)	(1,267,112)
Interest income	(1,673,879)	(1,460,904)
Share-based compensation	27,453	1,704
Loss (gain) on disposal or retirement of property, plant and equipment, net	48,257	(9,960)
Impairment loss on property, plant and equipment	790,740	274,388
Loss (gain) on disposal of investments in debt instruments at fair value through other comprehensive income, net	140,778	(2,986)
Loss (gain) on foreign exchange, net	2,074,789	(4,773,733)
Dividend income	(75)	(169,167)
Others	(258,328)	(192,049)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	918,808	3,929,781
Notes and accounts receivable, net	(15,260,809)	(21,663,073)
Receivables from related parties	134,314	222,559
Other receivables from related parties	3,366	(1,946)
Inventories	(7,016,361)	(17,214,161)
Other financial assets	1,229,128	(2,917,033)
Other current assets	(1,132,181)	771,765
Accounts payable	1,367,580	(2,334,169)
Payables to related parties	13,710	(162,728)
Salary and bonus payable	(2,724,989)	(4,375,063)
Accrued profit sharing bonus to employees and compensation to directors	12,241,793	8,468,539
Accrued expenses and other current liabilities	5,607,202	14,976,395
Other noncurrent liabilities	40,423,182	-
Net defined benefit liability	(2,503,589)	(619,561)
Cash generated from operations	372,811,692	228,217,791
Income taxes paid	(642,004)	(402,085)

Net cash generated by operating activities	372,169,688	227,815,706

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022	2021

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(37,834,407)	$(77,662,402)
Financial assets at amortized cost	(18,155,340)	-
Property, plant and equipment	(262,134,719)	(248,028,725)
Intangible assets	(583,003)	(580,694)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	29,254,025	81,167,791
Property, plant and equipment	609,153	57,901
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	-	62,837
Derecognition of hedging financial instruments	536,873	112,133
Interest received	1,526,825	1,494,002
Proceeds from government grants - property, plant and equipment	64,544	-
Proceeds from government grants - others	3,085	-
Other dividends received	75	169,167
Increase in prepayments for leases	-	(1,200,000)
Refundable deposits paid	(1,670,390)	(47,212)
Refundable deposits refunded	309,488	203,788

Net cash used in investing activities	(288,073,791)	(244,251,414)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	30,529,474	52,072,068
Proceeds from issuance of bonds	19,600,000	21,100,000
Repayment of bonds	-	(2,600,000)
Proceeds from long-term bank loans	-	660,000
Payments for transaction costs attributable to the issuance of bonds	(21,200)	(21,702)
Treasury stock acquired	(871,566)	-
Repayment of the principal portion of lease liabilities	(523,177)	(532,552)
Interest paid	(1,103,792)	(772,710)
Guarantee deposits received	8,502	91,458
Guarantee deposits refunded	(1,648)	(4,107)
Cash dividends	(71,308,546)	(64,825,951)
Disposal of ownership interests in subsidiaries (without losing control)	-	9,451,798
Increase in non-controlling interests	4,605,765	155

Net cash generated by (used in) financing activities	(19,086,188)	14,618,457

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2022	2021

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$21,589,745	$6,374,461

NET INCREASE IN CASH AND CASH EQUIVALENTS	86,599,454	4,557,210

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,064,990,192	660,170,647

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,151,589,646	$664,727,857

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on May 10, 2022.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.	The IFRSs issued by International Accounting Standards Board (IASB), but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2022	December 31, 2021	March 31, 2021	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	73%	73%	73%	-

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	March 31, 2022	December 31, 2021	March 31, 2021	Note

TSMC	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	a), b)
	Japan Advanced Semiconductor Manufacturing, Inc（JASM）	Manufacturing, sales, testing and computer aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	81%	100%	-	a), c)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:

TSMC Arizona is established in November 2020. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note c:

JASM is established in December 2021 and has increased its capital in January 2022. After the increase in capital, TSMC’s shareholding in JASM decreased from 100% to 81%. In addition, JASM increased its capital by issuing noncumulative preferred shares in April 2022, TSMC’s shareholding in JASM decreased from 81% to 71% and the proportion of voting right remain 81%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change TSMC’s control over JASM.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.

Share-based payment arrangements

a.	Equity-settled share-based payment arrangements

Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned employee benefits.

When restricted shares for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.

At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

b.	Cash-settled share-based payment arrangements

For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimations and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021.

6.	CASH AND CASH EQUIVALENTS
	March 31, 2022	December 31, 2021	March 31, 2021

Cash and deposits in banks	$1,150,018,438	$1,058,808,104	$655,679,622
Commercial paper	999,273	-	1,139,850
Government bonds	571,935	906,743	4,236,566
Repurchase agreements	-	5,275,345	3,560,524
Agency bonds	-	-	82,670
Corporate bonds	-	-	28,625

	$1,151,589,646	$1,064,990,192	$664,727,857

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2022	December 31, 2021	March 31, 2021

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$758,452	$159,048	$26,897

Financial liabilities

Held for trading
Forward exchange contracts	$2,203,138	$681,914	$1,958,208

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

March 31, 2022

Sell NT$	April 2022 to June 2022	NT$	118,373,692
Sell US$	April 2022 to May 2022	US$	1,674,736

December 31, 2021

Sell NT$	January 2022 to March 2022	NT$	132,734,482
Sell US$	January 2022 to March 2022	US$	2,009,148

March 31, 2021

Sell NT$	April 2021 to June 2021	NT$	160,197,609
Sell US$	April 2021 to June 2021	US$	1,516,973

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	March 31, 2022	December 31, 2021	March 31, 2021

Investments in debt instruments at FVTOCI
Corporate bonds	$59,119,180	$57,253,161	$56,344,907
Agency bonds/Agency mortgage-backed securities	32,024,446	32,070,114	43,032,383
Government bonds	20,392,667	21,345,794	18,512,796
Asset-backed securities	8,938,231	8,660,424	7,110,253
Commercial paper	-	-	151,187
	120,474,524	119,329,493	125,151,526

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	6,011,937	5,887,892	4,401,224
Publicly traded stocks	521,241	189,758	56,781
	6,533,178	6,077,650	4,458,005

	$127,007,702	$125,407,143	$129,609,531

Current	$120,995,765	$119,519,251	$125,208,307
Noncurrent	6,011,937	5,887,892	4,401,224

	$127,007,702	$125,407,143	$129,609,531

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. As of March 31, 2022 and 2021, all of the dividends are mainly from investments held at the end of the reporting period.

For the three months ended March 31, 2022, as the Company adjusted its investment portfolios, equity investments designated at FVTOCI were divested for NT$36,025 thousand. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$7,447 thousand was transferred to increase retained earnings.

As of March 31, 2022 and 2021, the cumulative loss allowance for expected credit loss of NT$34,972 thousand and NT$32,705 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	March 31, 2022	December 31, 2021	March 31, 2021

Corporate bonds	$24,045,849	$5,310,039	$11,135,778
Less: Allowance for impairment loss	(14,565)	(3,077)	(6,946)

	$24,031,284	$5,306,962	$11,128,832

Current	$8,425,386	$3,773,571	$6,694,422
Noncurrent	15,605,898	1,533,391	4,434,410

	$24,031,284	$5,306,962	$11,128,832

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	March 31, 2022	December 31, 2021	March 31, 2021

Financial assets - current

Fair value hedges
Interest rate futures contracts	$78,343	$-	$64,349
Cash flow hedges
Forward interest rate contracts	208,481	13,468	-
	$286,824	$13,468	$64,349

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$9,642	$-

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

March 31, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	95,100	June 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,849,920	$(78,343)

December 31, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	53,900	March 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,079,274	$9,642

March 31, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	111,900	June 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$8,355,989	$(64,349)

The effect for the three months ended March 31, 2022 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2022	2021

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$118,201	$176,576
Hedged Items
Financial assets at FVTOCI	(118,201)	(176,576)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the three months ended March 31, 2022 and 2021, refer to Note 20(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The following tables summarize the information relating to the hedges of interest rate risks.

March 31, 2022

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward interest rate contracts	US$	310,000	April 2022	$774,693

The effect for the three months ended March 31, 2022 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2022	2021

Hedging Instruments
Forward exchange contracts (capital expenditures)	$-	$(41,416)
Forward interest rate contracts (issuance of debts)	$695,172	$-

(Continued)

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Three Months Ended March 31
	2022	2021
Hedged Items
Forecast transaction (capital expenditures)	$-	$41,416
Forecast transaction (issuance of debts)	$(695,172)	$-

(Concluded)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2022	December 31, 2021	March 31, 2021

At amortized cost
Notes and accounts receivable	$208,021,317	$193,733,220	$164,301,003
Less: Loss allowance	(407,375)	(347,020)	(319,588)
	207,613,942	193,386,200	163,981,415
At FVTOCI	5,232,949	4,199,909	3,161,921

	$212,846,891	$197,586,109	$167,143,336

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	March 31, 2022	December 31, 2021	March 31, 2021

Not past due	$206,199,341	$191,740,045	$156,777,256
Past due
Past due within 30 days	7,043,117	6,186,814	10,442,040
Past due 31-60 days	11,555	6,182	243,554
Past due 61-120 days	253	88	74
Past due over 121 days	-	-	-
Less: Loss allowance	(407,375)	(347,020)	(319,588)

	$212,846,891	$197,586,109	$167,143,336

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Three Months Ended March 31
	2022	2021

Balance, beginning of period	$347,020	$246,626
Provision	60,328	72,953
Effect of exchange rate changes	27	9

Balance, end of period	$407,375	$319,588

For the three months ended March 31, 2022 and 2021, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	March 31, 2022	December 31, 2021	March 31, 2021

Finished goods	$34,078,491	$32,562,750	$23,486,808
Work in process	138,341,260	137,700,402	108,203,608
Raw materials	11,727,816	11,111,122	13,742,135
Supplies and spare parts	15,971,115	11,728,047	9,135,017

	$200,118,682	$193,102,321	$154,567,568

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Three Months Ended March 31
	2022	2021

Reversal of write-down of inventories	$61,167	$476,399

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	December 31, 2021	March 31, 2021

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$11,969,823	$10,613,127	$9,691,577	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	7,255,271	6,795,699	6,280,146	39%	39%	39%

(Continued)

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2022	December 31, 2021	March 31, 2021	March 31, 2022	December 31, 2021	March 31, 2021

Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	$3,192,971	$3,046,961	$2,796,080	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,679,084	1,484,683	1,497,735	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	21,859	22,948	29,278	28%	28%	28%

			$24,119,008	$21,963,418	$20,294,816

(Concluded)

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2022	December 31, 2021	March 31, 2021

VIS	$57,795,825	$73,347,312	$50,136,137
GUC	$23,577,369	$27,359,085	$18,605,112
Xintec	$14,522,291	$15,913,315	$20,142,028

14.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2022	December 31, 2021	March 31, 2021

Assets used by the Company	$2,104,326,119	$1,975,113,974	$1,657,464,257
Assets subject to operating leases	4,535	4,730	1,087,033

	$2,104,330,654	$1,975,118,704	$1,658,551,290

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	553,702	6,138,909	82,559,973	2,262,408	143,859,010	235,374,002
Disposals or retirements	-	(718)	(9,809,295)	(46,089)	-	(9,856,102)
Effect of exchange rate changes	99,003	1,425,333	6,163,236	165,124	2,099,307	9,952,003

Balance at March 31, 2022	$7,140,935	$584,161,301	$4,063,663,150	$78,535,613	$739,114,050	$5,472,615,049

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	332	8,911,148	97,030,303	2,299,566	-	108,241,349
Disposals or retirements	-	(590)	(9,186,394)	(45,910)	-	(9,232,894)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	16,696	905,073	5,411,722	125,072	-	6,458,563

Balance at March 31, 2022	$516,854	$315,980,873	$2,996,795,072	$54,205,391	$790,740	$3,368,288,930

Carrying amounts at January 1, 2022	$5,988,404	$270,432,535	$1,081,209,795	$24,327,507	$593,155,733	$1,975,113,974
Carrying amounts at March 31, 2022	$6,624,081	$268,180,428	$1,066,868,078	$24,330,222	$738,323,310	$2,104,326,119

Cost

Balance at January 1, 2021	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839
Additions	-	16,847,995	96,583,844	2,868,362	84,765,969	201,066,170
Disposals or retirements	-	(3,903)	(2,248,013)	(24,549)	-	(2,276,465)
Transfers from assets subject to operating leases	-	35,478	-	-	-	35,478
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)
Effect of exchange rate changes	10,662	451,026	2,328,717	53,921	213,799	3,058,125

Balance at March 31, 2021	$3,953,287	$539,778,070	$3,703,425,701	$71,760,382	$308,945,128	$4,627,862,568

Accumulated depreciation and impairment

Balance at January 1, 2021	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901
Additions	334	8,107,322	88,029,504	2,159,047	-	98,296,207
Disposals or retirements	-	(3,752)	(2,174,066)	(23,805)	-	(2,201,623)
Transfers from assets subject to operating leases	-	15,646	-	-	-	15,646
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388
Effect of exchange rate changes	7,391	282,148	2,115,572	38,960	-	2,444,071

Balance at March 31, 2021	$513,854	$280,200,835	$2,643,707,088	$45,976,534	$-	$2,970,398,311

Carrying amounts at January 1, 2021	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938
Carrying amounts at March 31, 2021	$3,439,433	$259,577,235	$1,059,718,613	$25,783,848	$308,945,128	$1,657,464,257
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022 and 2021, the Company recognized an impairment loss of NT$790,740 thousand and NT$274,388 thousand for certain equipment under machinery and equipment that were assessed to have no future use, and the recoverable amounts of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 23.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2022	$192,051	$-	$192,051

Balance at March 31, 2022	$192,051	$-	$192,051

Accumulated depreciation

Balance at January 1, 2022	$187,321	$-	$187,321
Additions	195	-	195

Balance at March 31, 2022	$187,516	$-	$187,516

Carrying amounts at January 1, 2022	$4,730	$-	$4,730
Carrying amounts at March 31, 2022	$4,535	$-	$4,535

Cost

Balance at January 1, 2021	$227,529	$1,199,011	$1,426,540
Transfers to assets used by the Company	(35,478)	-	(35,478)
Transfers from assets used by the Company	-	244,579	244,579

Balance at March 31, 2021	$192,051	$1,443,590	$1,635,641

Accumulated depreciation

Balance at January 1, 2021	$201,366	$221,992	$423,358
Additions	437	72,180	72,617
Transfers to assets used by the Company	(15,646)	-	(15,646)
Transfers from assets used by the Company	-	68,279	68,279

Balance at March 31, 2021	$186,157	$362,451	$548,608

Carrying amounts at January 1, 2021	$26,163	$977,019	$1,003,182
Carrying amounts at March 31, 2021	$5,894	$1,081,139	$1,087,033

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	March 31, 2022	December 31, 2021	March 31, 2021

Year 1	$13,633	$17,978	$144,893
Year 2	-	-	12,744

	$13,633	$17,978	$157,637

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2022	December 31, 2021	March 31, 2021

Carrying amounts

Land	$29,934,878	$29,778,636	$29,774,748
Buildings	2,954,237	2,918,133	2,469,406
Machinery and equipment	3,384	3,474	-
Office equipment	29,647	34,294	38,158

	$32,922,146	$32,734,537	$32,282,312

	Three Months Ended March 31
	2022	2021

Additions to right-of-use assets	$1,010,298	$5,176,718

	Three Months Ended March 31
	2022	2021

Depreciation of right-of-use assets
Land	$466,962	$445,402
Buildings	219,598	153,130
Machinery and equipment	202	-
Office equipment	5,959	5,511

	$692,721	$604,043

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$20,722	$20,426

b.	Lease liabilities

	March 31, 2022	December 31, 2021	March 31, 2021

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,186,386	$2,176,451	$1,897,567
Noncurrent portion	21,065,933	20,764,214	21,074,764

	$23,252,319	$22,940,665	$22,972,331

Ranges of discount rates for lease liabilities are as follows:

	March 31, 2022	December 31, 2021	March 31, 2021

Land	0.39%-2.14%	0.39%-2.14%	0.45%-2.14%
Buildings	0.39%-3.88%	0.39%-3.88%	0.54%-3.88%
Machinery and equipment	0.71%	0.71%	-
Office equipment	0.28%-3.88%	0.28%-3.88%	0.28%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	March 31, 2022	December 31, 2021	March 31, 2021

Year 1	$59,284	$60,771	$142,551

e.	Other lease information

	Three Months Ended March 31
	2022	2021

Expenses relating to short-term leases	$1,132,590	$1,279,409
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$29,217	$67,572

	Three Months Ended March 31
	2022	2021

Total cash outflow for leases	$1,769,080	$1,763,360

16.	INTANGIBLE ASSETS
	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	23,836	811,722	47	835,605
Disposals or retirements	-	-	(47,625)	-	(47,625)
Effect of exchange rate changes	125,467	2,561	22,190	3,305	153,523

Balance at March 31, 2022	$5,504,631	$23,560,356	$44,437,244	$11,500,661	$85,002,892

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	679,290	1,193,382	295,126	2,167,798
Disposals or retirements	-	-	(47,625)	-	(47,625)
Effect of exchange rate changes	-	2,561	18,851	1,564	22,976

Balance at March 31, 2022	$-	$15,594,144	$35,286,186	$8,502,511	$59,382,841

Carrying amounts at January 1, 2022	$5,379,164	$8,621,666	$9,529,379	$3,291,488	$26,821,697
Carrying amounts at March 31, 2022	$5,504,631	$7,966,212	$9,151,058	$2,998,150	$25,620,051

Cost

Balance at January 1, 2021	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982
Additions	-	471,970	642,617	42	1,114,629
Effect of exchange rate changes	55,673	1,350	6,131	473	63,627

Balance at March 31, 2021	$5,492,275	$22,635,032	$36,887,715	$11,278,216	$76,293,238

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803
Additions	-	659,640	963,616	304,195	1,927,451
Effect of exchange rate changes	-	1,350	4,556	390	6,296

Balance at March 31, 2021	$-	$12,887,056	$31,079,931	$7,313,563	$51,280,550

Carrying amounts at January 1, 2021	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179
Carrying amounts at March 31, 2021	$5,492,275	$9,747,976	$5,807,784	$3,964,653	$25,012,688

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2021 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS
	March 31, 2022	December 31, 2021	March 31, 2021

Unsecured loans
Amount	$144,550,897	$114,921,333	$137,123,748

Loan content
JPY (in thousands)	$165,150,000	$-	$-
EUR (in thousands)	3,305,121	3,652,935	4,109,808
Annual interest rate	(0.33)%-0.1%	(0.73)%-0%	(0.26)%-0.01%
Maturity date	Due by July 2022	Due by June 2022	Due by July 2021

18.	BONDS PAYABLE

	March 31, 2022	December 31, 2021	March 31, 2021

Domestic unsecured bonds	$333,896,000	$312,448,000	$192,107,000
Overseas unsecured bonds	314,578,000	304,414,000	85,521,000
Less: Discounts on bonds payable	(2,423,779)	(2,391,348)	(789,697)
Less: Current portion	(16,400,000)	(4,400,000)	-

	$629,650,221	$610,070,652	$276,838,303

The Company issued domestic unsecured bonds for the three months ended March 31, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

111-1 (Green bond)	A	January 2022 to January 2027	$2,100,000	0.63%	Bullet repayment; interest payable annually
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above

(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2021 to April 2028	US$	900,000	1.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above

(Concluded)

The company issued overseas unsecured bonds during the period from April 1, 2022 to May 10, 2022, the major terms are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2022 to April 2027	US$	1,000,000	3.875%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above

19.	LONG-TERM BANK LOANS

	March 31, 2022	December 31, 2021	March 31, 2021

Unsecured loans	$3,510,000	$3,510,000	$2,660,000
Less: Discounts on government grants	(30,619)	(34,202)	(36,176)
Less: Current portion	(391,667)	(166,667)	-

	$3,087,714	$3,309,131	$2,623,824

Loan content
Annual interest rate	0.4%-0.9%	0.4%-0.9%	0.4%-0.6%
Maturity date	Due by September 2026	Due by September 2026	Due by March 2026

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.EQUITY

a.	Capital stock

	March 31, 2022	December 31, 2021	March 31, 2021

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,931,767	25,930,380	25,930,380
Issued capital	$259,317,675	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2022, the Company issued employee restricted stocks awards (RSAs) for its employees in a total of 1,387 thousand shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed. Please refer to Note 27 for the information on RSAs.

As of March 31, 2022, 1,064,099 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,320,496 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2022	December 31, 2021	March 31, 2021

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282	8,406,282
From share of changes in equities of subsidiaries	129,426	113,952	121,843
From share of changes in equities of associates	307,352	307,322	302,608
Donations	51,750	51,750	40,578
Employee restricted shares	438,029	-	-

	$65,215,135	$64,761,602	$64,753,607

Under the relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2022, 2021 and 2020 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

First Quarter
Resolution Date of TSMC’s	of 2022
Board of Directors in its	May 10,
meeting	2022

Special capital reserve	$(15,541,054)
Cash dividends to shareholders	$71,308,546
Cash dividends per share (NT$)	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

The special capital reserve for 2021 is to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2022 (expected).

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	19,485,016	-	-	-	19,485,016
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	315,996	-	-	315,996
Debt instruments	-	(5,246,561)	-	-	(5,246,561)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(7,447)	-	-	(7,447)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	140,778	-	-	140,778
Loss allowance adjustments from debt instruments	-	639	-	-	639
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	693,828	-	693,828
Transferred to initial carrying amount of hedged items	-	-	(2,178)	-	(2,178)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	26,675	26,675
Share of other comprehensive income (loss) of associates	164,459	10,561	33,278	-	208,298
Income tax effect	-	(15)	(47,300)	-	(47,315)

Balance, end of period	$(43,653,886)	$(4,211,739)	$798,164	$(425,224)	$(47,492,685)

	Three Months Ended March 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	7,805,730	-	-	-	7,805,730
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	(109,306)	-	-	(109,306)
Debt instruments	-	(1,662,791)	-	-	(1,662,791)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	278,816	-	-	278,816
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(2,986)	-	-	(2,986)

(Continued)

	Three Months Ended March 31, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Loss allowance adjustments from debt instruments	$-	$(244)	$-	$-	$(244)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	41,416	-	41,416
Share of other comprehensive income (loss) of associates	25,455	8,147	-	-	33,602
Income tax effect	-	(55,771)	-	-	(55,771)

Balance, end of period	$(49,170,442)	$777,619	$-	$-	$(48,392,823)

(Concluded)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. As of March 31, 2022, TSMC has completed this share buyback program. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares and set May 10, 2022 as the record date for capital reduction.

Under the Securities and Exchange Act, the Company shall neither pledge treasury stocks nor exercise shareholders’ rights on these stocks, such as the rights to dividends and to vote.

21.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Three Months Ended March 31
Product	2022	2021

Wafer	$438,636,751	$322,472,256
Others	52,439,122	39,937,974

	$491,075,873	$362,410,230

	Three Months Ended March 31
Geography	2022	2021

Taiwan	$64,309,017	$57,729,034
United States	306,126,682	237,363,271
China	55,336,614	23,209,742
Europe, the Middle East and Africa	25,880,221	19,874,058
Japan	24,571,176	14,956,168
Others	14,852,163	9,277,957

	$491,075,873	$362,410,230

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended March 31
Platform	2022	2021

Smartphone	$195,999,894	$163,207,797
High Performance Computing	202,245,162	127,843,387
Internet of Things	39,045,775	30,122,731
Automotive	23,731,218	14,605,540
Digital Consumer Electronics	14,478,836	15,414,085
Others	15,574,988	11,216,690

	$491,075,873	$362,410,230

	Three Months Ended March 31
Resolution	2022	2021

5-nanometer	$86,291,790	$45,613,201
7-nanometer	132,325,105	111,021,375
10-nanometer	3,145	457,038
16-nanometer	60,867,539	45,307,582
20-nanometer	2,154,465	1,201,403
28-nanometer	47,447,095	36,664,175
40/45-nanometer	34,029,970	23,190,957
65-nanometer	21,186,906	15,623,227
90-nanometer	9,264,496	8,724,440
0.11/0.13 micron	13,376,585	8,697,466
0.15/0.18 micron	25,523,798	20,609,550
0.25 micron and above	6,165,857	5,361,842

Wafer revenue	$438,636,751	$322,472,256

b.	Contract balances

	March 31, 2022	December 31, 2021	March 31, 2021	January 1, 2021

Contract liabilities (classified under accrued expenses and other current liabilities)	$50,674,704	$39,762,588	$25,383,112	$13,775,088

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$30,878,412 thousand and NT$9,013,776 thousand for the three months ended March 31, 2022 and 2021, respectively.

c.	Temporary receipts from customers

	March 31, 2022	December 31, 2021

Current portion (classified under accrued expenses and other current liabilities)	$47,557,073	$30,612,702
Noncurrent portion (classified under other noncurrent liabilities)	169,649,199	155,381,485

	$217,206,272	$185,994,187

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

22.INTEREST INCOME

	Three Months Ended March 31
	2022	2021

Interest income
Bank deposits	$991,993	$631,061
Financial assets at FVTOCI	540,490	626,707
Financial assets at amortized cost	141,396	203,136

	$1,673,879	$1,460,904

23.FINANCE COSTS

	Three Months Ended March 31
	2022	2021

Interest expense
Corporate bonds	$2,387,309	$715,104
Lease liabilities	46,518	49,777
Bank loans	6,621	7,129
Others	87	85
Less: Capitalized interest under property, plant and equipment	(299,769)	-
	$2,140,766	$772,095

Information about capitalized interest is as follows:

Three Months Ended March 31, 2022

Capitalization rate	0.56%-2.64%

24.	OTHER GAINS AND LOSSES, NET

	Three Months Ended March 31
	2022	2021

Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(140,778)	$2,986
Loss on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(372,903)	(3,354,527)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(639)	244
Financial assets at amortized cost	(11,129)	253
Other gains, net	257,153	139,249

	$(268,296)	$(3,211,795)

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended March 31
	2022	2021

Current income tax expense
Current tax expense recognized in the current period	$28,676,190	$20,456,956
Income tax adjustments on prior years	(33,608)	-
Other income tax adjustments	40,467	38,385
	28,683,049	20,495,341
Deferred income tax benefit
The origination and reversal of temporary differences	(3,774,727)	(3,854,881)
Investment tax credits	(950,000)	(1,314,820)
	(4,724,727)	(5,169,701)

Income tax expense recognized in profit or loss	$23,958,322	$15,325,640

b.Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2022	2021

Deferred income tax expense
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$15	$55,771
Related to gain/loss on cash flow hedges	47,300	-

	$47,315	$55,771

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2020. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.	EARNINGS PER SHARE

	Three Months Ended March 31
	2022	2021

Basic EPS	$7.82	$5.39
Diluted EPS	$7.82	$5.39

EPS is computed as follows:

	Three Months Ended March 31
	2022	2021

Basic EPS
Net income available to common shareholders of the parent	$202,732,975	$139,690,493
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,791	25,930,380
Basic EPS (in dollars)	$7.82	$5.39

Diluted EPS
Net income available to common shareholders of the parent	$202,732,975	$139,690,493
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,791	25,930,380
Effects of all dilutive potential common shares	43	-
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,834	25,930,380
Diluted EPS (in dollars)	$7.82	$5.39

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment-RSAs

The issuance of RSAs for year 2021 (2021 RSAs) of no more than 2,600 thousand common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge. Under the aforementioned resolution, TSMC’s Board of Directors approved the issuance of RSAs of 1,387 thousand shares. The grant date and the issuance date were both March 1, 2022.

Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to key management personnel can only be vested if

●	the key management personnel remain employed by TSMC on the last date of each vesting period;
●	during the vesting period, the key management personnel may not breach any agreement with the TSMC or violate the TSMC’s work rules; and
●	certain key management personnel performance metrics and the TSMC’s business performance metrics are met.

2)

The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the TSMC’s business performance metrics.

3)

The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s evaluation of the TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested

Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

Restrictions imposed on the key management personnel’ rights in the RSAs before the vesting conditions are fulfilled:

1)

During each vesting period, no key management personnel granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

2)

Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the key management personnel’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

3)	Details of granted 2021 RSAs are as follows:

Number of Stocks (In Thousands)
Three Months Ended March 31, 2022

Balance, beginning of period	-
Issuance of stocks	1,387

Balance, end of period	1,387

Weighted-average fair value of RSAs (in dollars)	$325.81

The 2021 RSAs is measured at fair value at grant date using the binominal tree approach. Relevant information is as follows:

March 1, 2022 (In Dollars)

Stock price at grant date	$604
Expected price volatility	25.34%-28.28%
Expected option life	1-3years
Risk-free interest rate	0.57%

Refer to Note 28 for the compensation costs of the 2021 RSAs recognized by the Company.

On April 12, 2022, TSMC’s Board of Directors approved to change the issuance of RSAs for year 2022 (2022 RSAs) of no more than 3,065 thousand common shares. The grants will be made free of charge. The actual number of shares to be issued will be resolved by the Board of Directors after the 2022 RSAs is approved at the shareholders' meeting and by the relevant authority.

b.	Cash-settled share-based payment arrangements

On March 1, 2022, TSMC executed a compensation plan to grant 236 thousand units of employee cash-settled share-based payment arrangement free of charge. One unit of the right represents a right to the market value of one TSMC’s common share when vested. The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned 2021 RSAs.

The compensation cost for the cash-settled share-based payment was measured at fair value by using binominal tree approach and will be measured at the end of each reporting period until settlement. Relevant information is as follows:

March 31, 2022 (In Dollars)

Stock price at measurement date	$581
Expected price volatility	25.57%-28.66%
Expected option life	1-3years
Risk-free interest rate	0.65%

Refer to Note 28 for the compensation costs of the cash-settled share-based payment recognized by the Company. The liabilities under cash-settle share-based payment arrangement amounted to NT$5,400 thousands as of the end of reporting period.

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2022	2021

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$101,657,688	$92,234,075
Recognized in operating expenses	7,276,382	6,666,175
Recognized in other operating income and expenses	195	72,617

	$108,934,265	$98,972,867

b.Amortization of intangible assets

Recognized in cost of revenue	$1,502,075	$1,286,904
Recognized in operating expenses	665,723	640,547

	$2,167,798	$1,927,451

	Three Months Ended March 31
	2022	2021

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,041,302	$770,255
Defined benefit plans	52,174	48,111
	1,093,476	818,366
Share-based payments
Equity-settled	27,453	1,704
Cash-settled	5,400	-
	32,853	1,704
Other employee benefits	48,920,997	37,262,394

	$50,047,326	$38,082,464

Employee benefits expense summarized by function
Recognized in cost of revenue	$29,725,863	$22,806,447
Recognized in operating expenses	20,321,463	15,276,017

	$50,047,326	$38,082,464

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended March 31
	2022	2021

Profit sharing bonus to employees	$12,110,919	$8,338,300

TSMC’s profit sharing bonus to employees and compensation to directors for 2021 and 2020 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2021	2020
	February 15,	February 9,
Resolution Date of TSMC’s Board of Directors in its meeting	2022	2021

Profit sharing bonus to employees	$35,601,449	$34,753,184
Compensation to directors	$487,537	$509,753

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2021 and 2020, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.CASH FLOW INFORMATION

a.	Non-cash transactions

	Three Months Ended March 31
	2022	2021

Additions of financial assets at FVTOCI	$30,280,302	$85,487,657
Changes in accrued expenses and other current liabilities	7,554,105	(7,825,255)

Payments for acquisition of financial assets at FVTOCI	$37,834,407	$77,662,402

Disposal of financial assets at FVTOCI	$27,632,125	$82,609,350
Changes in other financial assets	1,621,900	(1,441,559)

Proceeds from disposal of financial assets at FVTOCI	$29,254,025	$81,167,791

Additions of property, plant and equipment	$235,374,002	$201,066,170
Changes in other financial assets	2,712,702	25,275
Changes in payables to contractors and equipment suppliers	24,209,821	46,978,696
Changes in accrued expenses and other current liabilities	137,963	-
Transferred to initial carrying amount of hedged items	-	(41,416)
Capitalized interests	(299,769)	-

Payments for acquisition of property, plant and equipment	$262,134,719	$248,028,725

Additions of intangible assets	$835,605	$1,114,629
Changes in other financial assets	6,228	2,216
Changes in accrued expenses and other current liabilities	(258,830)	(536,151)

Payments for acquisition of intangible assets	$583,003	$580,694

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2022

Short-term loans	$114,921,333	$30,529,474	$(639,610)	$-	$(260,300)	$144,550,897
Bonds payable	614,470,652	19,578,800	11,940,274	-	60,495	646,050,221
Long-term bank loans	3,475,798	-	-	-	3,583	3,479,381
Lease liabilities	22,940,665	(568,784)	44,580	789,340	46,518	23,252,319

Total	$755,808,448	$49,539,490	$11,345,244	$789,340	$(149,704)	$817,332,818

			Non-cash Changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of March 31, 2021

Short-term loans	$88,559,026	$52,072,068	$(3,379,508)	$-	$(127,838)	$137,123,748
Bonds payable	256,705,084	18,478,298	1,630,604	-	24,317	276,838,303
Long-term bank loans	1,967,611	660,000	-	-	(3,787)	2,623,824
Lease liabilities	22,388,674	(569,543)	7,068	1,096,355	49,777	22,972,331

Total	$369,620,395	$70,640,823	$(1,741,836)	$1,096,355	$(57,531)	$439,558,206

Note:	Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	March 31, 2022	December 31, 2021	March 31, 2021

Financial assets
FVTPL (Note 1)	$758,452	$159,048	$26,897
FVTOCI (Note 2)	132,240,651	129,607,052	132,771,452
Hedging financial assets	286,824	13,468	64,349
Amortized cost (Note 3)	1,404,191,057	1,283,715,674	856,551,656

	$1,537,476,984	$1,413,495,242	$989,414,354

Financial liabilities
FVTPL (Note 4)	$2,203,138	$681,914	$1,958,208
Hedging financial liabilities	-	9,642	-
Amortized cost (Note 5)	1,424,821,862	1,355,957,244	778,356,988

	$1,427,025,000	$1,356,648,800	$780,315,196

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the three months ended March 31, 2022 and 2021, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$264,924 thousand and NT$119,478 thousand respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,866,513 thousand and NT$3,830,396 thousand for the three months ended March 31, 2022 and 2021, respectively.

All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the three months ended March 31, 2022 and 2021, the other comprehensive income would have decreased by NT$641,086 thousand and NT$435,500 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2022, December 31, 2021 and March 31, 2021, the Company’s ten largest customers accounted for 77%, 79% and 81% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the three months ended March 31, 2022 and 2021, the expected credit loss increased NT$13,251 thousand and NT$72 thousand, respectively. The changes were mainly due to investment portfolio adjustment.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2022

Non-derivative financial liabilities

Short-term loans	$144,319,482	$-	$-	$-	$144,319,482
Accounts payable (including related parties)	50,104,079	-	-	-	50,104,079
Payables to contractors and equipment suppliers	122,915,512	-	-	-	122,915,512
Accrued expenses and other current liabilities	133,188,535	-	-	-	133,188,535
Bonds payable	25,950,667	34,548,367	217,114,383	511,136,444	788,749,861
Long-term bank loans	408,541	2,312,035	831,241	-	3,551,817
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,393,049	4,063,304	3,506,271	14,712,410	24,675,034
Others	-	179,498,305	1,612,212	-	181,110,517
	479,279,865	220,422,011	223,064,107	525,848,854	1,448,614,837

Derivative financial instruments

Forward exchange contracts
Outflows	164,383,214	-	-	-	164,383,214
Inflows	(163,176,210)	-	-	-	(163,176,210)
	1,207,004	-	-	-	1,207,004

	$480,486,869	$220,422,011	$223,064,107	$525,848,854	$1,449,821,841

December 31, 2021

Non-derivative financial liabilities

Short-term loans	$114,767,034	$-	$-	$-	$114,767,034
Accounts payable (including related parties)	48,722,789	-	-	-	48,722,789
Payables to contractors and equipment suppliers	145,742,148	-	-	-	145,742,148
Accrued expenses and other current liabilities	120,240,359	-	-	-	120,240,359
Bonds payable	13,580,628	42,801,397	191,458,126	506,504,958	754,345,109
Long-term bank loans	183,671	2,217,112	1,153,900	-	3,554,683
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,371,568	3,896,249	3,385,295	14,649,235	24,302,347
Others	-	164,991,929	-	-	164,991,929
	445,608,197	213,906,687	195,997,321	521,154,193	1,376,666,398

Derivative financial instruments

Forward exchange contracts
Outflows	187,708,035	-	-	-	187,708,035
Inflows	(187,631,930)	-	-	-	(187,631,930)
	76,105	-	-	-	76,105

	$445,684,302	$213,906,687	$195,997,321	$521,154,193	$1,376,742,503

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

March 31, 2021

Non-derivative financial liabilities

Short-term loans	$137,010,603	$-	$-	$-	$137,010,603
Accounts payable (including related parties)	38,598,105	-	-	-	38,598,105
Payables to contractors and equipment suppliers	109,037,744	-	-	-	109,037,744
Accrued expenses and other current liabilities	84,040,207	-	-	-	84,040,207
Bonds payable	2,857,268	27,814,618	65,387,462	224,879,168	320,938,516
Long-term bank loans	11,918	1,268,093	1,417,817	-	2,697,828
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,066,589	3,531,137	3,255,856	15,547,402	24,400,984
	373,622,434	32,613,848	70,061,135	240,426,570	716,723,987

Derivative financial instruments

Forward exchange contracts
Outflows	202,369,428	-	-	-	202,369,428
Inflows	(201,120,385)	-	-	-	(201,120,385)
	1,249,043	-	-	-	1,249,043

	$374,871,477	$32,613,848	$70,061,135	$240,426,570	$717,973,030

(Concluded)

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

March 31, 2022

Lease liabilities	$7,640,579	$5,055,506	$1,920,759	$95,566	$14,712,410

December 31, 2021

Lease liabilities	$7,513,939	$5,043,067	$1,972,740	$119,489	$14,649,235

March 31, 2021

Lease liabilities	$7,636,929	$5,364,218	$2,363,051	$183,204	$15,547,402

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2022
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$758,452	$-	$758,452

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$59,119,180	$-	$59,119,180
Agency bonds/Agency mortgage-backed securities	-	32,024,446	-	32,024,446
Government bonds	20,312,877	79,790	-	20,392,667
Asset-backed securities	-	8,938,231	-	8,938,231
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,011,937	6,011,937
Publicly traded stocks	521,241	-	-	521,241
Notes and accounts receivable, net	-	5,232,949	-	5,232,949

	$20,834,118	$105,394,596	$6,011,937	$132,240,651

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$78,343	$-	$-	$78,343
Cash flow hedges
Forward interest rate contract	-	208,481	-	208,481

	$78,343	$208,481	$-	$286,824

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$2,203,138	$-	$2,203,138

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$159,048	$-	$159,048

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$57,253,161	$-	$57,253,161
Agency bonds/Agency mortgage-backed securities	-	32,070,114	-	32,070,114
Government bonds	21,267,002	78,792	-	21,345,794
Asset-backed securities	-	8,660,424	-	8,660,424

(Continued)

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Investments in equity instruments
Non-publicly traded equity investments	$-	$-	$5,887,892	$5,887,892
Publicly traded stocks	189,758	-	-	189,758
Notes and accounts receivable, net	-	4,199,909	-	4,199,909

	$21,456,760	$102,262,400	$5,887,892	$129,607,052

Hedging financial assets

Cash flow hedges
Forward interest rate contracts	$-	$13,468	$-	$13,468

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$681,914	$-	$681,914

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$9,642	$-	$-	$9,642

(Concluded)

	March 31, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$26,897	$-	$26,897

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,344,907	$-	$56,344,907
Agency bonds/Agency mortgage-backed securities	-	43,032,383	-	43,032,383
Government bonds	18,330,490	182,306	-	18,512,796
Asset-backed securities	-	7,110,253	-	7,110,253
Commercial paper	-	151,187	-	151,187
Investments in equity instruments
Non-publicly traded equity investments	-	-	4,401,224	4,401,224
Publicly traded stocks	56,781	-	-	56,781
Notes and accounts receivable, net	-	3,161,921	-	3,161,921

	$18,387,271	$109,982,957	$4,401,224	$132,771,452

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$64,349	$-	$-	$64,349

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,958,208	$-	$1,958,208

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the three months ended March 31, 2022 and 2021 are as follows:

	Three Months Ended March 31
	2022	2021

Balance, beginning of period	$5,887,892	$4,514,940
Additions	-	13,654
Recognized in other comprehensive income or loss	101,879	(115,193)
Disposals and proceeds from return of capital of investments	-	(62,837)
Transfers out of level 3 (Note)	(139,770)
Effect of exchange rate changes	161,936	50,660

Balance, end of period	$6,011,937	$4,401,224

Note: The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On March 31, 2022, December 31, 2021 and March 31, 2021, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$53,913 thousand, NT$51,372 thousand and NT$37,450 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	March 31, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$24,031,284	$23,863,002

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$646,050,221	$611,593,356

	December 31, 2021
	Carrying	Level 2
	Amount	Fair Value
Financial assets

Financial assets at amortized costs
Corporate bonds	$5,306,962	$5,317,957

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$614,470,652	$613,514,692

	March 31, 2021
	Carrying	Level 2
	Amount	Fair Value
Financial assets

Financial assets at amortized costs
Corporate bonds	$11,128,832	$11,184,551

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$276,838,303	$271,608,448

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended March 31
		2022	2021

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,284,204	$1,631,091

c.	Purchases

	Three Months Ended March 31
	2022	2021

Related Party Categories

Associates	$1,477,741	$1,896,521

d.	Receivables from related parties

		March 31, 2022	December 31, 2021	March 31, 2021

Item	Related Party Name/Categories

Receivables from	GUC	$449,272	$597,836	$203,167
related parties	Xintec	131,738	117,488	132,405

		$581,010	$715,324	$335,572

Other receivables	SSMC	$53,055	$50,375	$48,552
from related	VIS	5,110	11,156	4,036
parties	Other associates	-	-	3

		$58,165	$61,531	$52,591

e.	Payables to related parties

		March 31, 2022	December 31, 2021	March 31, 2021

Item	Related Party Name/Categories

Payables to related	Xintec	$836,481	$725,325	$1,086,853
parties	SSMC	467,114	349,211	463,966
	VIS	134,026	357,151	376,826
	Others	13,275	5,499	17,345

		$1,450,896	$1,437,186	$1,944,990

f.	Accrued expenses and other current liabilities

		March 31, 2022	December 31, 2021	March 31, 2021

Item	Related Party Categories

Contract liabilities	Associates	$595,645	$726,350	$272,287

g.	Others

		Three Months Ended March 31
		2022	2021

Item	Related Party Categories

Manufacturing expenses	Associates	$1,274,569	$1,616,906

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended March 31
	2022	2021

Short-term employee benefits	$881,184	$612,559
Post-employment benefits	812	719
Share-based payments	31,594	-

	$913,590	$613,278

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of March 31, 2022, December 31, 2021 and March 31, 2021, the aforementioned other financial assets amounted to NT$206,766 thousand, NT$210,235 thousand and NT$187,454 thousand, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of March 31, 2022, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of March 31, 2022.

c.

TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of March 31, 2022, December 31, 2021 and March 31, 2021 were NT$141,274 thousand, NT$136,710 thousand and NT$57,014 thousand, respectively.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2022

Financial assets

Monetary items
USD	$13,309,593	28.598		$380,627,746
USD	1,350,993	6.343	(Note 2)	38,635,702
EUR	42,827	31.958		1,368,665
JPY	2,957,023	0.2357		696,970

Financial liabilities

Monetary items
USD	12,961,280	28.598		370,666,688
EUR	1,894,115	31.958		60,532,140
JPY	256,572,297	0.2357		60,474,090
JPY	14,538,105	0.0523(Note3)		3,426,631

December 31, 2021

Financial assets

Monetary items
USD	11,445,396	27.674		316,739,883
USD	2,023,233	6.379	(Note 2)	55,990,951
EUR	14,964	31.460		470,776
EUR	40,326	7.252	(Note 4)	1,268,665
JPY	10,921,880	0.2414		2,636,542

Financial liabilities

Monetary items
USD	11,958,503	27.674		330,939,620
EUR	3,539,320	31.460		111,347,020
JPY	112,456,908	0.2414		27,147,098

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2021

Financial assets

Monetary items
USD	$6,540,695	28.507		$186,455,585
USD	1,463,976	6.557	(Note 2)	41,733,577
EUR	7,432	33.365		247,962
JPY	9,955,724	0.2578		2,566,586

Financial liabilities

Monetary items
USD	6,463,941	28.507		184,267,559
EUR	4,166,735	33.365		139,023,117
JPY	93,826,378	0.2578		24,188,440

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Note 3:	The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.

Note 4:	The exchange rate represents the number of RMB for which one Euro could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2022 and 2021, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

36.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 2)			Ending Balance (Foreign Currencies in Thousands) (Note 2)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1)	Financing Company’s Total Financing Amount Limits (Notes 1)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	38,863,060 6,400,000 350,000	)& )	$ (RMB (US$	38,863,060 6,400,000 350,000	)& )	$ (RMB	25,247,040 5,600,000)	1.30%-1.50%	The need for short-term and long-term financing	$-	Operating capital	$-	-	$-	$79,496,635	$79,496,635

Note 1: The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$578,607,524	$ (US$	2,379,734 83,213)	$ (US$	2,379,734 83,213)	$ (US$	2,379,734 83,213)	$-	0.10%	$578,607,524	Yes	No	No
		TSMC Global	Subsidiary	578,607,524	(US$	214,485,000 7,500,000)	(US$	214,485,000 7,500,000)	(US$	185,887,000 6,500,000)	-	9.27%	578,607,524	Yes	No	No
		TSMC Arizona	Subsidiary	578,607,524	(US$	229,711,147 8,032,420)	(US$	229,711,147 8,032,420)	(US$	129,618,147 4,532,420)	-	9.93%	578,607,524	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	327,037	(JPY	311,124 1,320,000)	(JPY	311,124 1,320,000)	(JPY	311,124 1,320,000)	-	0.01%	327,037	No	No	No

Note 1: The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2: The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3: The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$513,266	10		$513,266
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	397,488		7	397,488
	Global Investment Holding Inc.	-	〃	10,442	104,674		6	104,674
	Crimson Asia Capital	-	〃	-	2,321		1	2,321

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	45,511	6	US$	45,511
	China Walden Venture Investments II, L.P.	-	〃	-	US$	16,456	9	US$	16,456
	China Walden Venture Investments III, L.P.	-	〃	-	US$	11,755	4	US$	11,755
	Tela Innovations	-	〃	6,942	-		22	-
	Movella Inc.	-	〃	6,333	-		10	-

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	79,795	N/A	US$	79,795
	Morgan Stanley	-	〃	-	US$	70,664	N/A	US$	70,664
	The Goldman Sachs Group, Inc.	-	〃	-	US$	56,810	N/A	US$	56,810
	Citigroup Inc.	-	〃	-	US$	51,985	N/A	US$	51,985
	JPMorgan Chase & Co.	-	〃	-	US$	44,558	N/A	US$	44,558
	Wells Fargo & Company	-	〃	-	US$	41,803	N/A	US$	41,803
	AbbVie Inc.	-	〃	-	US$	33,188	N/A	US$	33,188
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	32,567	N/A	US$	32,567
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	29,634	N/A	US$	29,634
	HSBC Holdings plc	-	〃	-	US$	25,182	N/A	US$	25,182
	Banco Santander, S.A.	-	〃	-	US$	24,732	N/A	US$	24,732
	Athene Global Funding	-	〃	-	US$	24,262	N/A	US$	24,262
	Lloyds Banking Group plc	-	〃	-	US$	21,644	N/A	US$	21,644
	Metropolitan Life Global Funding I	-	〃	-	US$	20,340	N/A	US$	20,340
	BNP Paribas SA	-	〃	-	US$	19,589	N/A	US$	19,589
	Hyundai Capital America, Inc.	-	〃	-	US$	18,898	N/A	US$	18,898
	Oracle Corporation	-	〃	-	US$	18,146	N/A	US$	18,146
	Nordea Bank Abp	-	〃	-	US$	17,066	N/A	US$	17,066
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	16,794	N/A	US$	16,794
	AT&T Inc.	-	〃	-	US$	16,547	N/A	US$	16,547
	Principal Life Global Funding II	-	〃	-	US$	16,541	N/A	US$	16,541
	NatWest Markets Plc	-	〃	-	US$	15,969	N/A	US$	15,969
	The Toronto-Dominion Bank	-	〃	-	US$	15,854	N/A	US$	15,854
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	15,763	N/A	US$	15,763
	Toyota Motor Credit Corporation	-	〃	-	US$	15,138	N/A	US$	15,138
	Credit Suisse AG, New York Branch	-	〃	-	US$	14,577	N/A	US$	14,577
	Apple Inc.	-	〃	-	US$	14,517	N/A	US$	14,517

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mizuho Financial Group, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	14,492	N/A	US$	14,492
	ING Groep N.V.	-	〃	-	US$	14,444	N/A	US$	14,444
	Deutsche Bank AG - New York Branch	-	〃	-	US$	13,964	N/A	US$	13,964
	The Bank of Nova Scotia	-	〃	-	US$	13,454	N/A	US$	13,454
	Standard Chartered PLC	-	〃	-	US$	13,027	N/A	US$	13,027
	AIG Global Funding	-	〃	-	US$	12,757	N/A	US$	12,757
	Royal Bank of Canada	-	〃	-	US$	12,523	N/A	US$	12,523
	Macquarie Group Limited	-	〃	-	US$	12,505	N/A	US$	12,505
	Nationwide Building Society	-	〃	-	US$	12,411	N/A	US$	12,411
	Société Générale Société anonyme	-	〃	-	US$	12,364	N/A	US$	12,364
	Capital One Financial Corporation	-	〃	-	US$	12,189	N/A	US$	12,189
	BPCE SA	-	〃	-	US$	11,896	N/A	US$	11,896
	S&P Global Inc.	-	〃	-	US$	11,885	N/A	US$	11,885
	Equitable Financial Life Global Funding	-	〃	-	US$	11,781	N/A	US$	11,781
	NTT Finance Corporation	-	〃	-	US$	11,653	N/A	US$	11,653
	Bank of Montreal	-	〃	-	US$	11,518	N/A	US$	11,518
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	11,450	N/A	US$	11,450
	Protective Life Global Funding	-	〃	-	US$	11,378	N/A	US$	11,378
	Barclays PLC	-	〃	-	US$	11,290	N/A	US$	11,290
	National Securities Clearing Corporation	-	〃	-	US$	11,203	N/A	US$	11,203
	Verizon Communications Inc.	-	〃	-	US$	10,318	N/A	US$	10,318
	Nomura Holdings, Inc.	-	〃	-	US$	10,065	N/A	US$	10,065
	Chevron Corporation	-	〃	-	US$	9,878	N/A	US$	9,878
	Credit Agricole SA London Branch	-	〃	-	US$	9,678	N/A	US$	9,678
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,602	N/A	US$	9,602
	U.S. Bancorp	-	〃	-	US$	9,372	N/A	US$	9,372
	Roper Technologies, Inc.	-	〃	-	US$	9,329	N/A	US$	9,329
	Equinor ASA	-	〃	-	US$	9,211	N/A	US$	9,211
	Amazon.com, Inc.	-	〃	-	US$	9,110	N/A	US$	9,110
	Merck & Co., Inc.	-	〃	-	US$	9,103	N/A	US$	9,103
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,844	N/A	US$	8,844
	Santander UK Group Holdings plc	-	〃	-	US$	8,837	N/A	US$	8,837
	Bristol-Myers Squibb Company	-	〃	-	US$	8,661	N/A	US$	8,661
	Roche Holdings, Inc.	-	〃	-	US$	8,605	N/A	US$	8,605
	New York Life Global Funding	-	〃	-	US$	8,430	N/A	US$	8,430
	Guardian Life Global Funding	-	〃	-	US$	7,915	N/A	US$	7,915
	KfW	-	〃	-	US$	7,865	N/A	US$	7,865
	International Bank for Reconstruction and Development	-	〃	-	US$	7,840	N/A	US$	7,840
	UnitedHealth Group Incorporated	-	〃	-	US$	7,790	N/A	US$	7,790
	AstraZeneca Finance LLC	-	〃	-	US$	7,711	N/A	US$	7,711
	Inter-American Development Bank	-	〃	-	US$	7,602	N/A	US$	7,602
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,566	N/A	US$	7,566
	Suncorp-Metway Limited	-	〃	-	US$	7,545	N/A	US$	7,545
	Equifax Inc.	-	〃	-	US$	7,438	N/A	US$	7,438
	Northwestern Mutual Global Funding	-	〃	-	US$	7,361	N/A	US$	7,361
	Santander UK plc	-	〃	-	US$	7,255	N/A	US$	7,255
	UBS Group AG	-	〃	-	US$	7,081	N/A	US$	7,081
	AstraZeneca PLC	-	〃	-	US$	6,750	N/A	US$	6,750
	Intuit Inc.	-	〃	-	US$	6,742	N/A	US$	6,742

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Daimler Trucks Finance North America LLC	-	Financial assets at fair value through other comprehensive income	-	US$	6,728	N/A	US$	6,728
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	6,728	N/A	US$	6,728
	American Express Company	-	〃	-	US$	6,713	N/A	US$	6,713
	Prudential Funding Corp.	-	〃	-	US$	6,712	N/A	US$	6,712
	Jackson National Life Global Funding	-	〃	-	US$	6,510	N/A	US$	6,510
	Cargill, Incorporated	-	〃	-	US$	6,429	N/A	US$	6,429
	UBS Group Funding (Switzerland) AG	-	〃	-	US$	6,309	N/A	US$	6,309
	Danske Bank A/S	-	〃	-	US$	6,290	N/A	US$	6,290
	Montpelier Re Holdings Ltd.	-	〃	-	US$	6,246	N/A	US$	6,246
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	6,212	N/A	US$	6,212
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	6,182	N/A	US$	6,182
	Huntington Bancshares Incorporated	-	〃	-	US$	6,046	N/A	US$	6,046
	Exxon Mobil Corporation	-	〃	-	US$	5,994	N/A	US$	5,994
	The Bank of New York Mellon Corporation	-	〃	-	US$	5,962	N/A	US$	5,962
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	5,877	N/A	US$	5,877
	GSK Consumer Healthcare Capital US LLC	-	〃	-	US$	5,876	N/A	US$	5,876
	Scentre Group Trust 1	-	〃	-	US$	5,870	N/A	US$	5,870
	Exelon Corporation	-	〃	-	US$	5,862	N/A	US$	5,862
	Fox Corporation	-	〃	-	US$	5,830	N/A	US$	5,830
	Swedbank AB (publ)	-	〃	-	US$	5,801	N/A	US$	5,801
	Enel Finance International N.V.	-	〃	-	US$	5,722	N/A	US$	5,722
	WPP Finance 2010	-	〃	-	US$	5,687	N/A	US$	5,687
	Macquarie Bank Limited	-	〃	-	US$	5,684	N/A	US$	5,684
	UBS AG, London Branch	-	〃	-	US$	5,575	N/A	US$	5,575
	The Charles Schwab Corporation	-	〃	-	US$	5,552	N/A	US$	5,552
	ASB Bank Limited	-	〃	-	US$	5,547	N/A	US$	5,547
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,540	N/A	US$	5,540
	Pacific Life Global Funding II	-	〃	-	US$	5,530	N/A	US$	5,530
	W. P. Carey Inc.	-	〃	-	US$	5,496	N/A	US$	5,496
	Intel Corporation	-	〃	-	US$	5,471	N/A	US$	5,471
	Alabama Power Company	-	〃	-	US$	5,456	N/A	US$	5,456
	Pioneer Natural Resources Company	-	〃	-	US$	5,428	N/A	US$	5,428
	Cox Communications, Inc.	-	〃	-	US$	5,386	N/A	US$	5,386
	Fiserv, Inc.	-	〃	-	US$	5,228	N/A	US$	5,228
	Capital One, National Association	-	〃	-	US$	5,170	N/A	US$	5,170
	Five Corners Funding Trust	-	〃	-	US$	5,108	N/A	US$	5,108
	Brookfield Finance Inc.	-	〃	-	US$	5,022	N/A	US$	5,022
	CVS Health Corporation	-	〃	-	US$	5,005	N/A	US$	5,005
	Credit Suisse Group Funding (Guernsey) Limited	-	〃	-	US$	4,967	N/A	US$	4,967
	CGI Inc.	-	〃	-	US$	4,897	N/A	US$	4,897
	Intercontinental Exchange, Inc.	-	〃	-	US$	4,671	N/A	US$	4,671
	HP Inc.	-	〃	-	US$	4,587	N/A	US$	4,587
	DNB Bank ASA	-	〃	-	US$	4,574	N/A	US$	4,574
	Ryder System, Inc.	-	〃	-	US$	4,571	N/A	US$	4,571
	Thermo Fisher Scientific Inc.	-	〃	-	US$	4,558	N/A	US$	4,558
	CenterPoint Energy, Inc.	-	〃	-	US$	4,532	N/A	US$	4,532
	Sprint Spectrum Co Llc	-	〃	-	US$	4,472	N/A	US$	4,472
	NatWest Group plc	-	〃	-	US$	4,447	N/A	US$	4,447
	Comcast Corporation	-	〃	-	US$	4,437	N/A	US$	4,437

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	American International Group, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	4,405	N/A	US$	4,405
	Bank of New Zealand	-	〃	-	US$	4,373	N/A	US$	4,373
	MPLX LP	-	〃	-	US$	4,371	N/A	US$	4,371
	OGE Energy Corp.	-	〃	-	US$	4,356	N/A	US$	4,356
	Brighthouse Financial Global Funding	-	〃	-	US$	4,242	N/A	US$	4,242
	Florida Power & Light Company	-	〃	-	US$	4,195	N/A	US$	4,195
	AvalonBay Communities, Inc.	-	〃	-	US$	4,149	N/A	US$	4,149
	Daimler Finance North America LLC	-	〃	-	US$	4,120	N/A	US$	4,120
	7-Eleven, Inc.	-	〃	-	US$	4,088	N/A	US$	4,088
	CNO Global Funding	-	〃	-	US$	4,043	N/A	US$	4,043
	Coöperatieve Rabobank U.A.	-	〃	-	US$	4,005	N/A	US$	4,005
	Element Fleet Management Corp.	-	〃	-	US$	4,004	N/A	US$	4,004
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	3,988	N/A	US$	3,988
	Fidelity National Information Services, Inc.	-	〃	-	US$	3,966	N/A	US$	3,966
	Mondelez International, Inc.	-	〃	-	US$	3,953	N/A	US$	3,953
	European Bank for Reconstruction and Development	-	〃	-	US$	3,912	N/A	US$	3,912
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	3,873	N/A	US$	3,873
	Ameren Corporation	-	〃	-	US$	3,853	N/A	US$	3,853
	Appalachian Power Company	-	〃	-	US$	3,785	N/A	US$	3,785
	Dominion Energy, Inc.	-	〃	-	US$	3,774	N/A	US$	3,774
	Public Storage	-	〃	-	US$	3,766	N/A	US$	3,766
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,752	N/A	US$	3,752
	V.F. Corporation	-	〃	-	US$	3,642	N/A	US$	3,642
	Bayer US Finance II LLC	-	〃	-	US$	3,641	N/A	US$	3,641
	BorgWarner Inc.	-	〃	-	US$	3,620	N/A	US$	3,620
	Fifth Third Bancorp	-	〃	-	US$	3,576	N/A	US$	3,576
	Public Service Electric and Gas Company	-	〃	-	US$	3,548	N/A	US$	3,548
	Monongahela Power Company	-	〃	-	US$	3,529	N/A	US$	3,529
	Truist Bank	-	〃	-	US$	3,504	N/A	US$	3,504
	Welltower Inc.	-	〃	-	US$	3,497	N/A	US$	3,497
	Ross Stores, Inc.	-	〃	-	US$	3,422	N/A	US$	3,422
	Diageo Capital plc	-	〃	-	US$	3,421	N/A	US$	3,421
	Credit Suisse Group AG	-	〃	-	US$	3,412	N/A	US$	3,412
	American Honda Finance Corporation	-	〃	-	US$	3,380	N/A	US$	3,380
	HSBC Bank Canada	-	〃	-	US$	3,352	N/A	US$	3,352
	Highmark Inc.	-	〃	-	US$	3,340	N/A	US$	3,340
	F&G Global Funding	-	〃	-	US$	3,334	N/A	US$	3,334
	Verisk Analytics, Inc.	-	〃	-	US$	3,316	N/A	US$	3,316
	ERAC USA Finance LLC	-	〃	-	US$	3,302	N/A	US$	3,302
	USAA Capital Corp.	-	〃	-	US$	3,288	N/A	US$	3,288
	Pfizer Inc.	-	〃	-	US$	3,284	N/A	US$	3,284
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,219	N/A	US$	3,219
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	3,217	N/A	US$	3,217
	Xcel Energy Inc.	-	〃	-	US$	3,158	N/A	US$	3,158
	The Western Union Company	-	〃	-	US$	3,114	N/A	US$	3,114
	Johnson & Johnson	-	〃	-	US$	3,088	N/A	US$	3,088
	ONE Gas, Inc.	-	〃	-	US$	3,076	N/A	US$	3,076
	Nestlé Holdings, Inc.	-	〃	-	US$	3,072	N/A	US$	3,072
	CNA Financial Corporation	-	〃	-	US$	3,046	N/A	US$	3,046

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Southern California Gas Company	-	Financial assets at fair value through other comprehensive income	-	US$	3,028	N/A	US$	3,028
	PNC Bank, National Association	-	〃	-	US$	3,026	N/A	US$	3,026
	Baidu, Inc.	-	〃	-	US$	3,018	N/A	US$	3,018
	Air Lease Corporation	-	〃	-	US$	3,017	N/A	US$	3,017
	Ralph Lauren Corporation	-	〃	-	US$	3,003	N/A	US$	3,003
	Avangrid, Inc.	-	〃	-	US$	2,978	N/A	US$	2,978
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,976	N/A	US$	2,976
	BOC Aviation Limited	-	〃	-	US$	2,924	N/A	US$	2,924
	Novartis Capital Corporation	-	〃	-	US$	2,886	N/A	US$	2,886
	Hewlett Packard Enterprise Company	-	〃	-	US$	2,865	N/A	US$	2,865
	Baxalta Incorporated	-	〃	-	US$	2,854	N/A	US$	2,854
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	2,844	N/A	US$	2,844
	MIZUHO FINANCIAL GROUP INC FXD-FXD	-	〃	-	US$	2,839	N/A	US$	2,839
	National Bank of Canada	-	〃	-	US$	2,839	N/A	US$	2,839
	Phillips 66	-	〃	-	US$	2,835	N/A	US$	2,835
	Eversource Energy	-	〃	-	US$	2,791	N/A	US$	2,791
	B.A.T Capital Corporation	-	〃	-	US$	2,785	N/A	US$	2,785
	Ameriprise Financial, Inc.	-	〃	-	US$	2,779	N/A	US$	2,779
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,775	N/A	US$	2,775
	PPL Electric Utilities Corporation	-	〃	-	US$	2,743	N/A	US$	2,743
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,709	N/A	US$	2,709
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,692	N/A	US$	2,692
	Public Service Enterprise Group Incorporated	-	〃	-	US$	2,617	N/A	US$	2,617
	Gilead Sciences, Inc.	-	〃	-	US$	2,614	N/A	US$	2,614
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,594	N/A	US$	2,594
	International Business Machines Corporation	-	〃	-	US$	2,580	N/A	US$	2,580
	Baxter International Inc.	-	〃	-	US$	2,577	N/A	US$	2,577
	NBN Co Limited	-	〃	-	US$	2,561	N/A	US$	2,561
	GA Global Funding Trust	-	〃	-	US$	2,556	N/A	US$	2,556
	Nuveen Finance, LLC	-	〃	-	US$	2,548	N/A	US$	2,548
	Cigna Corporation	-	〃	-	US$	2,530	N/A	US$	2,530
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,496	N/A	US$	2,496
	Realty Income Corporation	-	〃	-	US$	2,493	N/A	US$	2,493
	Workday, Inc.	-	〃	-	US$	2,489	N/A	US$	2,489
	CRH America, Inc.	-	〃	-	US$	2,487	N/A	US$	2,487
	CMS Energy Corporation	-	〃	-	US$	2,464	N/A	US$	2,464
	Pinnacle West Capital Corporation	-	〃	-	US$	2,457	N/A	US$	2,457
	AutoZone, Inc.	-	〃	-	US$	2,454	N/A	US$	2,454
	American Electric Power Company, Inc.	-	〃	-	US$	2,420	N/A	US$	2,420
	Kimco Realty Corporation	-	〃	-	US$	2,420	N/A	US$	2,420
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,416	N/A	US$	2,416
	Southern California Edison Company	-	〃	-	US$	2,402	N/A	US$	2,402
	Yara International ASA	-	〃	-	US$	2,398	N/A	US$	2,398
	John Deere Capital Corporation	-	〃	-	US$	2,375	N/A	US$	2,375
	RGA Global Funding	-	〃	-	US$	2,373	N/A	US$	2,373
	BP Capital Markets America, Inc.	-	〃	-	US$	2,369	N/A	US$	2,369
	WEC Energy Group, Inc.	-	〃	-	US$	2,349	N/A	US$	2,349
	Crédit Agricole S.A.	-	〃	-	US$	2,347	N/A	US$	2,347
	Texas Instruments Incorporated	-	〃	-	US$	2,343	N/A	US$	2,343

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Georgia Power Company	-	Financial assets at fair value through other comprehensive income	-	US$	2,342	N/A	US$	2,342
	Chevron U.S.A. Inc.	-	〃	-	US$	2,340	N/A	US$	2,340
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	2,312	N/A	US$	2,312
	Reynolds American Inc.	-	〃	-	US$	2,302	N/A	US$	2,302
	Empower Finance 2020, LP	-	〃	-	US$	2,292	N/A	US$	2,292
	Berkshire Hathaway Inc.	-	〃	-	US$	2,276	N/A	US$	2,276
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,261	N/A	US$	2,261
	NiSource Inc.	-	〃	-	US$	2,218	N/A	US$	2,218
	Reckitt Benckiser Treasury Services plc	-	〃	-	US$	2,204	N/A	US$	2,204
	Union Pacific Corporation	-	〃	-	US$	2,197	N/A	US$	2,197
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,129	N/A	US$	2,129
	Georgia-Pacific LLC	-	〃	-	US$	2,094	N/A	US$	2,094
	DTE Energy Company	-	〃	-	US$	2,092	N/A	US$	2,092
	The East Ohio Gas Company	-	〃	-	US$	2,086	N/A	US$	2,086
	Mead Johnson Nutrition Company	-	〃	-	US$	2,067	N/A	US$	2,067
	Magna International Inc.	-	〃	-	US$	2,053	N/A	US$	2,053
	General Electric Company	-	〃	-	US$	2,039	N/A	US$	2,039
	Amphenol Corporation	-	〃	-	US$	2,031	N/A	US$	2,031
	Citizens Bank, National Association	-	〃	-	US$	2,020	N/A	US$	2,020
	Reliance Standard Life Global Funding II	-	〃	-	US$	2,018	N/A	US$	2,018
	Tucson Electric Power Company	-	〃	-	US$	1,983	N/A	US$	1,983
	Olympus Corporation	-	〃	-	US$	1,977	N/A	US$	1,977
	Keurig Dr Pepper Inc.	-	〃	-	US$	1,970	N/A	US$	1,970
	Otis Worldwide Corporation	-	〃	-	US$	1,941	N/A	US$	1,941
	Lowe's Companies, Inc.	-	〃	-	US$	1,883	N/A	US$	1,883
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,874	N/A	US$	1,874
	AmerisourceBergen Corporation	-	〃	-	US$	1,871	N/A	US$	1,871
	Kinder Morgan, Inc.	-	〃	-	US$	1,861	N/A	US$	1,861
	Mitsubishi Corporation	-	〃	-	US$	1,835	N/A	US$	1,835
	NBK SPC Limited	-	〃	-	US$	1,825	N/A	US$	1,825
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,819	N/A	US$	1,819
	Kentucky Utilities Company	-	〃	-	US$	1,799	N/A	US$	1,799
	DuPont de Nemours, Inc.	-	〃	-	US$	1,791	N/A	US$	1,791
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,763	N/A	US$	1,763
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,760	N/A	US$	1,760
	Enbridge Inc.	-	〃	-	US$	1,754	N/A	US$	1,754
	Wipro IT Services LLC	-	〃	-	US$	1,741	N/A	US$	1,741
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,730	N/A	US$	1,730
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,701	N/A	US$	1,701
	Infor, Inc.	-	〃	-	US$	1,700	N/A	US$	1,700
	Walmart Inc.	-	〃	-	US$	1,694	N/A	US$	1,694
	Tyson Foods, Inc.	-	〃	-	US$	1,684	N/A	US$	1,684
	Quest Diagnostics Incorporated	-	〃	-	US$	1,668	N/A	US$	1,668
	ITC Holdings Corp.	-	〃	-	US$	1,656	N/A	US$	1,656
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,642	N/A	US$	1,642
	Raytheon Technologies Corporation	-	〃	-	US$	1,630	N/A	US$	1,630
	University of California	-	〃	-	US$	1,617	N/A	US$	1,617
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,605	N/A	US$	1,605

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Emerson Electric Co.	-	Financial assets at fair value through other comprehensive income	-	US$	1,598	N/A	US$	1,598
	eBay Inc.	-	〃	-	US$	1,598	N/A	US$	1,598
	Anthem, Inc.	-	〃	-	US$	1,572	N/A	US$	1,572
	Westpac Banking Corporation	-	〃	-	US$	1,572	N/A	US$	1,572
	APT Pipelines Limited	-	〃	-	US$	1,557	N/A	US$	1,557
	MetLife, Inc.	-	〃	-	US$	1,556	N/A	US$	1,556
	UBS AG (LONDON BRANCH)	-	〃	-	US$	1,546	N/A	US$	1,546
	Suntory Holdings Limited	-	〃	-	US$	1,546	N/A	US$	1,546
	Glencore Funding LLC	-	〃	-	US$	1,542	N/A	US$	1,542
	Barclays Bank PLC	-	〃	-	US$	1,530	N/A	US$	1,530
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,529	N/A	US$	1,529
	Mondelez International Holdings Netherlands Bv	-	〃	-	US$	1,524	N/A	US$	1,524
	Essex Portfolio Limited Partnership	-	〃	-	US$	1,523	N/A	US$	1,523
	Brookfield Finance LLC	-	〃	-	US$	1,517	N/A	US$	1,517
	Duke Energy Florida, LLC	-	〃	-	US$	1,512	N/A	US$	1,512
	CK Hutchison International (19) Limited	-	〃	-	US$	1,507	N/A	US$	1,507
	The Southern Company	-	〃	-	US$	1,504	N/A	US$	1,504
	KEB Hana Bank	-	〃	-	US$	1,502	N/A	US$	1,502
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,497	N/A	US$	1,497
	NSTAR Electric Company	-	〃	-	US$	1,497	N/A	US$	1,497
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,475	N/A	US$	1,475
	Marathon Petroleum Corporation	-	〃	-	US$	1,460	N/A	US$	1,460
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,393	N/A	US$	1,393
	Alliant Energy Finance, LLC	-	〃	-	US$	1,376	N/A	US$	1,376
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,354	N/A	US$	1,354
	Virginia Electric and Power Company	-	〃	-	US$	1,332	N/A	US$	1,332
	NetApp, Inc.	-	〃	-	US$	1,314	N/A	US$	1,314
	Truist Financial Corporation	-	〃	-	US$	1,302	N/A	US$	1,302
	Met Tower Global Funding	-	〃	-	US$	1,292	N/A	US$	1,292
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,282	N/A	US$	1,282
	Entergy Arkansas, LLC	-	〃	-	US$	1,279	N/A	US$	1,279
	Martin Marietta Materials, Inc.	-	〃	-	US$	1,278	N/A	US$	1,278
	PACCAR Financial Corp.	-	〃	-	US$	1,263	N/A	US$	1,263
	State Of Tennessee	-	〃	-	US$	1,228	N/A	US$	1,228
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	1,108	N/A	US$	1,108
	The Curators of the University of Missouri	-	〃	-	US$	1,094	N/A	US$	1,094
	State Street Corporation	-	〃	-	US$	1,084	N/A	US$	1,084
	IBERDROLA INTL BV	-	〃	-	US$	1,074	N/A	US$	1,074
	Enterprise Products Operating LLC	-	〃	-	US$	1,070	N/A	US$	1,070
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,057	N/A	US$	1,057
	Baker Hughes Holdings LLC	-	〃	-	US$	1,051	N/A	US$	1,051
	Foxconn (Far East) Limited	-	〃	-	US$	1,044	N/A	US$	1,044
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	1,026	N/A	US$	1,026
	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	-	〃	-	US$	1,025	N/A	US$	1,025
	Baltimore Gas and Electric Company	-	〃	-	US$	1,008	N/A	US$	1,008
	Entergy Mississippi, LLC	-	〃	-	US$	1,006	N/A	US$	1,006
	Texas Eastern Transmission, LP	-	〃	-	US$	1,003	N/A	US$	1,003
	Panasonic Corporation	-	〃	-	US$	1,001	N/A	US$	1,001

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Loews Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	1,001	N/A	US$	1,001
	Kaiser Foundation Hospitals	-	〃	-	US$	1,000	N/A	US$	1,000
	Kansas City Southern	-	〃	-	US$	995	N/A	US$	995
	Pricoa Global Funding I	-	〃	-	US$	994	N/A	US$	994
	MassMutual Global Funding II	-	〃	-	US$	993	N/A	US$	993
	Denver City & County Housing Authority	-	〃	-	US$	992	N/A	US$	992
	Board Of Regents State Of Iowa	-	〃	-	US$	976	N/A	US$	976
	Unilever Capital Corporation	-	〃	-	US$	901	N/A	US$	901
	Aflac Incorporated	-	〃	-	US$	900	N/A	US$	900
	QNB Finance Ltd.	-	〃	-	US$	886	N/A	US$	886
	KeyBank National Association	-	〃	-	US$	859	N/A	US$	859
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	853	N/A	US$	853
	Hormel Foods Corporation	-	〃	-	US$	835	N/A	US$	835
	CubeSmart, L.P.	-	〃	-	US$	808	N/A	US$	808
	TransCanada PipeLines Limited	-	〃	-	US$	807	N/A	US$	807
	Palm Beach County, Florida	-	〃	-	US$	805	N/A	US$	805
	Aetna Inc.	-	〃	-	US$	803	N/A	US$	803
	BMW US Capital, LLC	-	〃	-	US$	803	N/A	US$	803
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	801	N/A	US$	801
	Oregon Health & Science University	-	〃	-	US$	788	N/A	US$	788
	Niagara Mohawk Power Corporation	-	〃	-	US$	776	N/A	US$	776
	The Walt Disney Company	-	〃	-	US$	775	N/A	US$	775
	Visa Inc.	-	〃	-	US$	763	N/A	US$	763
	Tencent Holdings Limited	-	〃	-	US$	749	N/A	US$	749
	Southern Power Company	-	〃	-	US$	748	N/A	US$	748
	Canadian Natural Resources Limited	-	〃	-	US$	712	N/A	US$	712
	Sky Limited	-	〃	-	US$	710	N/A	US$	710
	Warner Media, LLC	-	〃	-	US$	709	N/A	US$	709
	MASCO CORP	-	〃	-	US$	704	N/A	US$	704
	Sinopec Group Overseas Development (2017) Limited	-	〃	-	US$	700	N/A	US$	700
	Hyundai Capital Services, Inc.	-	〃	-	US$	688	N/A	US$	688
	Sodexo, Inc.	-	〃	-	US$	683	N/A	US$	683
	Automatic Data Processing, Inc.	-	〃	-	US$	668	N/A	US$	668
	Norsk Hydro ASA	-	〃	-	US$	665	N/A	US$	665
	Abbott Laboratories	-	〃	-	US$	660	N/A	US$	660
	AIA Group Limited	-	〃	-	US$	650	N/A	US$	650
	Stryker Corporation	-	〃	-	US$	646	N/A	US$	646
	State Of Washington	-	〃	-	US$	644	N/A	US$	644
	Bell Canada, Inc.	-	〃	-	US$	626	N/A	US$	626
	QUALCOMM Incorporated	-	〃	-	US$	604	N/A	US$	604
	Intact U.S. Holdings Inc.	-	〃	-	US$	602	N/A	US$	602
	Sinopec Group Overseas Development (2012) Ltd.	-	〃	-	US$	601	N/A	US$	601
	DH Europe Finance II S.a.r.l.	-	〃	-	US$	601	N/A	US$	601
	Republic Services, Inc.	-	〃	-	US$	595	N/A	US$	595
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	593	N/A	US$	593
	Lincoln National Corporation	-	〃	-	US$	582	N/A	US$	582
	American Water Capital Corp.	-	〃	-	US$	579	N/A	US$	579
	Port of Morrow	-	〃	-	US$	577	N/A	US$	577
	Duke Energy Progress, LLC	-	〃	-	US$	557	N/A	US$	557

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Fifth Third Bank, National Association	-	Financial assets at fair value through other comprehensive income	-	US$	550	N/A	US$	550
	Shell International Finance B.V.	-	〃	-	US$	543	N/A	US$	543
	Arizona Public Service Company	-	〃	-	US$	539	N/A	US$	539
	ConocoPhillips Company	-	〃	-	US$	517	N/A	US$	517
	State of Hawaii	-	〃	-	US$	516	N/A	US$	516
	United Parcel Service, Inc.	-	〃	-	US$	515	N/A	US$	515
	TTX Company	-	〃	-	US$	504	N/A	US$	504
	McCormick & Company, Incorporated	-	〃	-	US$	502	N/A	US$	502
	174 Power Global Corporation	-	〃	-	US$	501	N/A	US$	501
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	501	N/A	US$	501
	Gsk Consumer Healthcare Capital Uk Plc	-	〃	-	US$	499	N/A	US$	499
	SOCIETE GENERALE SA	-	〃	-	US$	498	N/A	US$	498
	Commonwealth Bank of Australia	-	〃	-	US$	496	N/A	US$	496
	Ecolab Inc.	-	〃	-	US$	492	N/A	US$	492
	Altria Group, Inc.	-	〃	-	US$	481	N/A	US$	481
	Simon Property Group, L.P.	-	〃	-	US$	478	N/A	US$	478
	Genuine Parts Company	-	〃	-	US$	477	N/A	US$	477
	DENSO Corporation	-	〃	-	US$	462	N/A	US$	462
	Brazos Higher Education Authority Inc	-	〃	-	US$	441	N/A	US$	441
	The Home Depot, Inc.	-	〃	-	US$	433	N/A	US$	433
	Target Corporation	-	〃	-	US$	419	N/A	US$	419
	PayPal Holdings, Inc.	-	〃	-	US$	415	N/A	US$	415
	National Australia Bank Limited	-	〃	-	US$	407	N/A	US$	407
	University of Massachusetts Building Authority	-	〃	-	US$	404	N/A	US$	404
	Boston Properties Limited Partnership	-	〃	-	US$	402	N/A	US$	402
	Komatsu Finance America, Inc.	-	〃	-	US$	400	N/A	US$	400
	Banco del Estado de Chile	-	〃	-	US$	396	N/A	US$	396
	Comerica Bank	-	〃	-	US$	395	N/A	US$	395
	Sierra Pacific Power Company	-	〃	-	US$	394	N/A	US$	394
	Entergy Corporation	-	〃	-	US$	391	N/A	US$	391
	McKesson Corporation	-	〃	-	US$	389	N/A	US$	389
	Honeywell International Inc.	-	〃	-	US$	386	N/A	US$	386
	Duke Energy Corporation	-	〃	-	US$	380	N/A	US$	380
	NIKE, Inc.	-	〃	-	US$	373	N/A	US$	373
	PepsiCo, Inc.	-	〃	-	US$	371	N/A	US$	371
	The Norinchukin Bank	-	〃	-	US$	368	N/A	US$	368
	StanCorp Financial Group, Inc.	-	〃	-	US$	368	N/A	US$	368
	Entergy Louisiana, LLC	-	〃	-	US$	364	N/A	US$	364
	Principal Financial Group, Inc.	-	〃	-	US$	351	N/A	US$	351
	Pernod Ricard SA	-	〃	-	US$	347	N/A	US$	347
	First Republic Bank	-	〃	-	US$	347	N/A	US$	347
	Aon Corporation	-	〃	-	US$	345	N/A	US$	345
	Rabobank Nederland - New York Branch	-	〃	-	US$	336	N/A	US$	336
	Amgen Inc.	-	〃	-	US$	321	N/A	US$	321
	Mid-America Apartments, L.P.	-	〃	-	US$	310	N/A	US$	310
	BP Capital Markets p.l.c.	-	〃	-	US$	306	N/A	US$	306
	The Allstate Corporation	-	〃	-	US$	304	N/A	US$	304
	Philip Morris International Inc.	-	〃	-	US$	299	N/A	US$	299
	TotalEnergies Capital International	-	〃	-	US$	297	N/A	US$	297

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Starbucks Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	293	N/A	US$	293
	Alabama State Federal Aid Highway Finance Authority	-	〃	-	US$	293	N/A	US$	293
	Aptiv PLC	-	〃	-	US$	292	N/A	US$	292
	BOC Aviation (USA) Corporation	-	〃	-	US$	288	N/A	US$	288
	salesforce.com, inc.	-	〃	-	US$	288	N/A	US$	288
	QatarEnergy	-	〃	-	US$	279	N/A	US$	279
	Johnson Controls International plc	-	〃	-	US$	279	N/A	US$	279
	Southern Natural Gas Company, L.L.C.	-	〃	-	US$	270	N/A	US$	270
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	250	N/A	US$	250
	The Huntington National Bank	-	〃	-	US$	249	N/A	US$	249
	Equitable Holdings, Inc.	-	〃	-	US$	248	N/A	US$	248
	E. I. du Pont de Nemours and Company	-	〃	-	US$	235	N/A	US$	235
	Waste Management, Inc.	-	〃	-	US$	231	N/A	US$	231
	Nasdaq, Inc.	-	〃	-	US$	217	N/A	US$	217
	Children's Hospital Of Orange County	-	〃	-	US$	214	N/A	US$	214
	The Pennsylvania State University	-	〃	-	US$	208	N/A	US$	208
	Oregon Education Districts	-	〃	-	US$	201	N/A	US$	201
	Suncor Energy Inc.	-	〃	-	US$	200	N/A	US$	200
	Deere & Company	-	〃	-	US$	199	N/A	US$	199
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	199	N/A	US$	199
	Los Angeles Department of Water and Power, California	-	〃	-	US$	197	N/A	US$	197
	Saudi Arabian Oil Company	-	〃	-	US$	195	N/A	US$	195
	NongHyup Bank	-	〃	-	US$	190	N/A	US$	190
	San Francisco Public Utilities Commission	-	〃	-	US$	184	N/A	US$	184
	Hoover Alabama Board Of Education	-	〃	-	US$	175	N/A	US$	175
	Dormitory Authority of the State of New York	-	〃	-	US$	152	N/A	US$	152
	Electricité de France S.A.	-	〃	-	US$	101	N/A	US$	101
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	92	N/A	US$	92
	Municipal Improvement Corporation of Los Angeles	-	〃	-	US$	79	N/A	US$	79
	Pima County, Arizona	-	〃	-	US$	77	N/A	US$	77
	State of Wisconsin	-	〃	-	US$	62	N/A	US$	62
	Huntington Beach California	-	〃	-	US$	49	N/A	US$	49
	City of Worcester, MA	-	〃	-	US$	30	N/A	US$	30
	Nueces County	-	〃	-	US$	24	N/A	US$	24
	Citigroup Global Markets Inc.	-	Financial assets at amortized cost	-	US$	249,919	N/A	US$	245,829
	The Goldman Sachs Group, Inc.	-	〃	-	US$	185,467	N/A	US$	185,198
	Goldman Sachs Finance Corp International Ltd.	-	〃	-	US$	149,866	N/A	US$	149,676
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	99,968	N/A	US$	99,662
	Bank of America Corporation	-	〃	-	US$	54,881	N/A	US$	54,566
	Citigroup Inc.	-	〃	-	US$	48,873	N/A	US$	48,682
	Wells Fargo & Company	-	〃	-	US$	30,342	N/A	US$	30,091
	JPMorgan Chase & Co.	-	〃	-	US$	20,998	N/A	US$	20,725

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	710,290	N/A	US$	710,290
	Emirate of Abu Dhabi	-	〃	-	US$	1,467	N/A	US$	1,467
	Qatar	-	〃	-	US$	1,323	N/A	US$	1,323

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	581,619	N/A	US$	581,619
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	324,204	N/A	US$	324,204
	Government National Mortgage Association	-	〃	-	US$	213,992	N/A	US$	213,992

	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,566	N/A	US$	10,566
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,890	N/A	US$	9,890
	BX Trust 2022-LBA6	-	〃	-	US$	9,825	N/A	US$	9,825
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	9,451	N/A	US$	9,451
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,833	N/A	US$	7,833
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,808	N/A	US$	7,808
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,826	N/A	US$	6,826
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,555	N/A	US$	6,555
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,422	N/A	US$	6,422
	Bank 2020-BNK26	-	〃	-	US$	6,397	N/A	US$	6,397
	Bank 2017-Bnk6	-	〃	-	US$	6,077	N/A	US$	6,077
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,980	N/A	US$	5,980
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	5,788	N/A	US$	5,788
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	5,778	N/A	US$	5,778
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,510	N/A	US$	5,510
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,365	N/A	US$	5,365
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,310	N/A	US$	5,310
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,210	N/A	US$	5,210
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	5,132	N/A	US$	5,132
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	5,117	N/A	US$	5,117
	CSAIL 2018-CX11	-	〃	-	US$	5,005	N/A	US$	5,005
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,758	N/A	US$	4,758
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,578	N/A	US$	4,578
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,528	N/A	US$	4,528
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	4,447	N/A	US$	4,447
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,413	N/A	US$	4,413
	Bank 2017 - BNK7	-	〃	-	US$	4,271	N/A	US$	4,271
	BANK 2017-BNK5	-	〃	-	US$	3,990	N/A	US$	3,990
	JPMCC 2017-JP7	-	〃	-	US$	3,964	N/A	US$	3,964
	Bank 2019-Bnk17	-	〃	-	US$	3,956	N/A	US$	3,956
	Bank 2019-Bnk22	-	〃	-	US$	3,795	N/A	US$	3,795
	J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	3,646	N/A	US$	3,646
	Msbam 2016-C29	-	〃	-	US$	3,622	N/A	US$	3,622
	Msbam 2016-C31	-	〃	-	US$	3,472	N/A	US$	3,472
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	3,127	N/A	US$	3,127
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,126	N/A	US$	3,126
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	3,017	N/A	US$	3,017
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	3,004	N/A	US$	3,004
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	2,976	N/A	US$	2,976
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,957	N/A	US$	2,957
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	2,912	N/A	US$	2,912
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,840	N/A	US$	2,840
	JPMDB 2017-C7	-	〃	-	US$	2,749	N/A	US$	2,749
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,688	N/A	US$	2,688

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GS Mortgage Securities Trust 2013-GCJ12	-	Financial assets at fair value through other comprehensive income	-	US$	2,608	N/A	US$	2,608
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,414	N/A	US$	2,414
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	2,358	N/A	US$	2,358
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,295	N/A	US$	2,295
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	2,281	N/A	US$	2,281
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,272	N/A	US$	2,272
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,253	N/A	US$	2,253
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,221	N/A	US$	2,221
	Bank 2021-bnk33	-	〃	-	US$	2,165	N/A	US$	2,165
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,145	N/A	US$	2,145
	Morgan Stanley Capital I Trust	-	〃	-	US$	2,120	N/A	US$	2,120
	Dolp Trust 2021-NYC	-	〃	-	US$	2,074	N/A	US$	2,074
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,029	N/A	US$	2,029
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,023	N/A	US$	2,023
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	2,022	N/A	US$	2,022
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	2,019	N/A	US$	2,019
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	1,961	N/A	US$	1,961
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,957	N/A	US$	1,957
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	1,941	N/A	US$	1,941
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,623	N/A	US$	1,623
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,561	N/A	US$	1,561
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,547	N/A	US$	1,547
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,515	N/A	US$	1,515
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,509	N/A	US$	1,509
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,490	N/A	US$	1,490
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,479	N/A	US$	1,479
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,292	N/A	US$	1,292
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,288	N/A	US$	1,288
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	1,280	N/A	US$	1,280
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,271	N/A	US$	1,271
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,267	N/A	US$	1,267
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,267	N/A	US$	1,267
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,153	N/A	US$	1,153
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	1,011	N/A	US$	1,011
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	968	N/A	US$	968
	Citigroup Commercial Mortgage Trust 2013-GCJ11	-	〃	-	US$	942	N/A	US$	942
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	927	N/A	US$	927
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	917	N/A	US$	917
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	909	N/A	US$	909
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	906	N/A	US$	906
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	890	N/A	US$	890
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	862	N/A	US$	862
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	826	N/A	US$	826
	BX Trust 2021-BXMF	-	〃	-	US$	824	N/A	US$	824
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	821	N/A	US$	821
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	814	N/A	US$	814
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	800	N/A	US$	800
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	784	N/A	US$	784
	Bx 2021-21M Mortgage Trust	-	〃	-	US$	780	N/A	US$	780

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GS Mortgage Securities Trust 2019-GSA1	-	Financial assets at fair value through other comprehensive income	-	US$	761	N/A	US$	761
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	729	N/A	US$	729
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	649	N/A	US$	649
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	608	N/A	US$	608
	Equs 2021-Eqaz Mortgage Trust	-	〃	-	US$	588	N/A	US$	588
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	578	N/A	US$	578
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	569	N/A	US$	569
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	551	N/A	US$	551
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	549	N/A	US$	549
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	548	N/A	US$	548
	Bx Commercial Mortgage Trust 2021-CIP	-	〃	-	US$	541	N/A	US$	541
	Bbcms Mortgage Trust 2017-C1	-	〃	-	US$	535	N/A	US$	535
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	529	N/A	US$	529
	Bank 2019-BNK23	-	〃	-	US$	524	N/A	US$	524
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	515	N/A	US$	515
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	514	N/A	US$	514
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	477	N/A	US$	477
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	462	N/A	US$	462
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	411	N/A	US$	411
	JPMCC 2015 - JP1	-	〃	-	US$	348	N/A	US$	348
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	334	N/A	US$	334
	UBS Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	271	N/A	US$	271
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	251	N/A	US$	251
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	243	N/A	US$	243
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	242	N/A	US$	242
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	233	N/A	US$	233
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	214	N/A	US$	214
	Bank 2020-BNK28	-	〃	-	US$	121	N/A	US$	121
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	120	N/A	US$	120
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	84	N/A	US$	84
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	76	N/A	US$	76
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	12	N/A	US$	12

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	92,203	4	US$	92,203

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	379	20	US$	379
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	2,986	3	US$	2,986

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	2,142	-	US$	2,142
	CNEX Labs, Inc.	-	〃	24	US$	214	-	US$	214

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	2,123	-	US$	2,123

Emerging Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	5,000	1	US$	5,000

	Publicly traded stocks
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	861	US$	13,118	1	US$	13,118

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	JASM	Investments accounted for using equity method	-	-	58		$1,383,554	750		$18,234,347	-		$-		$-		$-	808		$18,960,910

	TSMC 3DIC	〃	-	-	11	270,513		15	364,650		-	-		-		-		26	630,555

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	75,265	-	US$	12,769	-	US$	5,165	US$	5,123	US$	42	-	US$	79,795
	Morgan Stanley	〃	-	-	-	US$	65,115	-	US$	12,990	-	US$	4,750	US$	4,678	US$	72	-	US$	70,664
	S&P Global Inc.	〃	-	-	-	US$	-	-	US$	15,091	-	US$	2,893	US$	2,934	US$	(41)	-	US$	11,885
	Bank of Montreal	〃	-	-	-	US$	6,295	-	US$	10,734	-	US$	5,076	US$	4,999	US$	77	-	US$	11,518
	Citigroup Global Markets Inc.	Financial assets at amortized cost	-	-	-	US$	99,968	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	249,919
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	51,347	-	US$	134,651	-	US$	-	US$	-	US$	-	-	US$	185,467
	Goldman Sachs Finance Corp International Ltd.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,866
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	-	-	US$	100,000	-	US$	-	US$	-	US$	-	-	US$	99,968
	Bank of America Corporation	〃	-	-	-	US$	-	-	US$	54,932	-	US$	-	US$	-	US$	-	-	US$	54,881
	Citigroup Inc.	〃	-	-	-	US$	-	-	US$	48,933	-	US$	-	US$	-	US$	-	-	US$	48,873
	JPMorgan Chase & Co.	〃	-	-	-	US$	10,054	-	US$	10,956	-	US$	-	US$	-	US$	-	-	US$	20,998

	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	768,483	-	US$	88,976	-	US$	116,611	US$	117,084	US$	(473)	-	US$	710,290

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	460,205	-	US$	232,667	-	US$	91,612	US$	92,889	US$	(1,277)	-	US$	568,915
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	253,075	-	US$	122,181	-	US$	34,547	US$	34,913	US$	(366)	-	US$	324,204
	Government National Mortgage Association	〃	-	-	-	US$	285,581	-	US$	68,802	-	US$	136,163	US$	138,643	US$	(2,480)	-	US$	207,572

Note:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 15, 2022 (Note)	$213,300,000 (Note)	Based on the terms in the purchase order	122 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Addtron Technology (Japan), Inc.
Aegis Technology Co.
Air Liquid Japan G.K.
Air Liquide Far Eastern Ltd.
Air Water Plant Engineering Co., Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chung-Lin General Contractors, Ltd.
Chunghwa Telecom Japan Co.,Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Eaton Electric Japan
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Fuji Electric Co., Ltd
Fuji Furukawa E&C Co., Ltd
Green Partners Industry Co., Ltd
Hantech Engineering Co., Ltd.
Hitachi Energy Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Japan Material Co., Ltd.
JG Environmental Technology Co., Ltd.
Jienshian Information Engineering Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Johnson Controls York Taiwan Co, Ltd.
Jusun Instruments Co., Ltd.
Kajima Corporation
Kanto Chemical Engineering Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
Koei International Corp.
Kuken Kogyo Co., Ltd.
Kurita Water Industries Ltd., Taiwan
Kyudenko Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Mitsubishi Heavy Industries Air-Conditioning & Refrigeration Corporation
Mitsubishi Heavy Industries, Ltd.
NAGASE & CO. LTD.
NEC Facilities, Ltd.
Organo Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Pan Asia (Engineers & Constructors) Corporation
Quicken System Integration Co., Ltd.
Ruentex Engineering & Construction Co., Ltd.
SACHEM Inc.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Seibu Giken Co., Ltd.
Shihlin Electric & Engineering Corporation
Shimizu Corporation
Siemens Limited
SN Tech Corporation
Solomon Technology Corporation
Sumitomo Corporation
Swift Engineering Co., Ltd.
Taikisha Ltd.
Taisei Corporation
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiyo Nippon Sanso Corporation
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Toshiba Mitsubishi-Electric Industrial Systems Corporation
Toyoko Kagaku Co., Ltd.
Trane Taiwan Distribution Limited

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Vertiv
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

Note:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$312,093,871	64	Net 30 days from invoice date (Note)	-	(Note)		$143,259,426	72
	TSMC Nanjing	Subsidiary	Sales		104,064	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		1,608,880	-	Net 30 days from the end of the month of when invoice is issued	-	-		297,103	-
	TSMC Nanjing	Subsidiary	Purchases		9,270,035	25	Net 30 days from the end of the month of when invoice is issued	-	-		(3,240,195)	6
	TSMC China	Subsidiary	Purchases		6,251,579	17	Net 30 days from the end of the month of when invoice is issued	-	-		(2,349,544)	4
	WaferTech	Indirect subsidiary	Purchases		2,296,848	6	Net 30 days from the end of the month of when invoice is issued	-	-		(789,970)	1
	SSMC	Associate	Purchases		1,087,862	3	Net 30 days from the end of the month of when invoice is issued	-	-		(467,114)	1
	VIS	Associate	Purchases		389,879	1	Net 30 days from the end of the month of when invoice is issued	-	-		(134,026)	-

TSMC North America	GUC	Associate of TSMC	Sales		502,177	-	Net 30 days from invoice date	-	-		152,042	-
				(US$	17,964)					(US$	5,317)

VisEra Tech	Xintec	Associate of TSMC	Sales		170,582	7	Net 60 days from the end of the month of when invoice is issued	-	-		131,738	9

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$148,621,334	41	$-	-	$-	$-
	TSMC Nanjing	Subsidiary	375,084		Note 2	-	-	-	-
	GUC	Associate	297,103		20	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(US$	152,042 5,317)	33	-	-	-	-

TSMC 3DIC	TSMC	Parent company	210,117		Note 2	-	-	-	-
			(JPY	891,459)

TSMC China	TSMC Nanjing	The same parent company	25,433,901		Note 2	-	-	-	-
			(RMB	5,641,447)
	TSMC	Parent company	2,349,544		29	-	-	-	-
			(RMB	521,151)

TSMC Nanjing	TSMC	Parent company	3,240,195		29	-	-	-	-
			(RMB	718,705)

VisEra Tech	Xintec	Associate of TSMC	131,738		67	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	384,904 13,459)	Note 2	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	789,970 27,623)	30	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$312,093,871	-	64%
				Receivables from related parties	143,259,426	-	4%
				Other receivables from related parties	5,361,908	-	-
				Accrued expenses and other current liabilities	42,155,773	-	1%
				Other noncurrent liabilities	146,288,207	-	4%

		JASM	1	Other noncurrent assets	1,612,212	-	-

		TSMC China	1	Purchases	6,251,579	-	1%
				Payables to related parties	2,349,544	-	-

		TSMC Nanjing	1	Purchases	9,270,035	-	2%
				Payables to related parties	3,240,195	-	-
		TSMC Technology	1	Research and development expenses	748,001	-	-

		WaferTech	1	Purchases	2,296,848	-	-
				Payables to related parties	789,970	-	-

1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	25,433,901	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2022				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				March 31, 2022 (Foreign Currencies in Thousands)		December 31, 2021 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$382,105,935		$100,781		$100,781	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		57,380,549	613,846			613,846	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		19,651,268		1,416,921	808	81		18,960,910	(89,501)			(87,682)	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		21,643,300		21,643,300	770	100		16,471,474	(1,382,312)			(1,382,312)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		11,969,823	4,091,613			1,157,521	Associate
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		7,255,271	600,783			233,044	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	73		6,901,597	522,867			380,668	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,950,159	(81,748)			(81,748)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,192,971	356,038			146,011	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,679,084	545,358			190,003	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		643,636		278,986	26	100		630,555	13,207			13,207	Subsidiary
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		382,858		298,618	-	99.9		611,457	(1,970)			(1,968)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		523,314	5,286			5,286	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		364,019	4,684			4,684	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,321,594		1,321,594	-	98		288,649	(1,782)			(1,747)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		130,815	1,569			1,569	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		120,632	(492)			(482)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		41,725	338			338	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	16,785,276 586,939)	(US$	16,785,276 586,939)	-	100	(US$	32,178,498 1,125,201)	(US$	587,264 21,008)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		408,437		408,437	-	100		866,918	3,050			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	30,314)	(US$	109)
	TSMC Canada	Ontario, Canada	Engineering support activities		65,775		65,775	2,300	100		299,192	6,137			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	10,462)	(US$	220)
VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		74,463		74,463	-	100		207,859	(205)			Note2	Subsidiary
				(US$	2,604)	(US$	2,604)			(US$	7,268)	(US$	(7))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	45,567 1,593)	(US$	45,567 1,593)	4,693	28	(US$	21,859 764)	(US$	(3,839 (137	) ))	Note2	Associate
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	(US$	5,908,265 206,597)	(US$	569,354 20,368)		Note2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2022 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2022 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of March 31, 2022	Accumulated Inward Remittance of Earnings as of March 31, 2022
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$2,845,691	100%	$2,759,389 (Note2)	$79,185,015	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	4,706,592	100%	4,706,540 (Note2)	52,632,839	-

Accumulated Investment in Mainland China as of March 31, 2022 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,392,881,252 (Note3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

March 31, 2022

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,320,495,663	20.52%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.